    As filed with the Securities and Exchange Commission on February 14, 1997

                                                      Registration No. 333-21171
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                AMENDMENT NO.1
                                      TO

                                   FORM S-3

                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                              ------------------

                         NEXTEL COMMUNICATIONS, INC.
            (Exact Name of Registrant as Specified in Its Charter)

         Delaware                                 36-3939651
(State or Other Jurisdiction of                (I.R.S. Employer
     Incorporation or                       Identification Number)
      Organization)

                               ------------------
                             1505 Farm Credit Drive
                             McLean, Virginia 22102
                                 (703) 394-3000
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)
                               ------------------
                             Thomas J. Sidman, Esq.
                                 Vice President
                               and General Counsel
                           Nextel Communications, Inc.
                             1505 Farm Credit Drive
                             McLean, Virginia 22102
                                 (703) 394-3000
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                               ------------------
                                   Copies to:

Lisa A. Stater, Esq.         William J. Phillips, Esq.      Norman D. Slonaker, Esq.
Jones, Day, Reavis & Pogue   Dewey Ballantine               Brown & Wood LLP
3500 One Peachtree Center    1301 Avenue of the Americas    One World Trade Center
303 Peachtree Street         New York, New York 10019       New York, New York  10048
Atlanta, Georgia  30308      (212)259-8000                  (212) 839-5300
(404) 521-3939

--------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable following the effective date of this Registration Statement.
                               ------------------

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check following box: | |

                               ------------------

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

                               ------------------

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
                                                                   ------------

                               ------------------

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
                                                   ------------------

                               ------------------


   If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]



                               ------------------


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS                   SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED FEBRUARY 14, 1997


                                7,168,587 SHARES


                          NEXTEL COMMUNICATIONS, INC.

                              CLASS A COMMON STOCK
                            ------------------------


     This Prospectus relates to 7,168,587 shares of Class A Common Stock, par value $.001 per share (the "Common Stock"), of Nextel Communications, Inc., a Delaware corporation ("Nextel" or the "Company"), which may be distributed to holders of the Structured Yield Product Exchangeable for Stock(SM) (each, a "STRYPES") issued by Nextel STRYPES Trust, a Delaware business trust (the "Trust"), upon conclusion of the term of the Trust on or about the third anniversary of the issuance date of the STRYPES (the "Exchange Date") or upon earlier dissolution of the Trust in certain circumstances. The Trust has granted the Underwriters of the STRYPES a 30-day option to purchase additional STRYPES, solely to cover over-allotments, if any. This Prospectus also relates to up to an additional 1,075,288 shares of Common Stock which may be distributed by the Trust in connection with (i) STRYPES issued upon the exercise of the over-allotment option granted to the Underwriters of the STRYPES and (ii) STRYPES subscribed for and purchased by an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") in connection with the formation of the Trust to the holders of such additional STRYPES on the Exchange Date or upon earlier dissolution of the Trust in certain circumstances.



     All of the shares of Common Stock covered hereby are beneficially owned by certain stockholders of the Company (the "Beneficial Stockholders") who received such shares in connection with the consummation of a transaction involving the merger of a corporation, in which the Beneficial Stockholders were securityholders, with a wholly-owned subsidiary of Nextel. The shares of Common Stock covered hereby are owned of record by entities (the "Contracting Stockholders") that are beneficially owned by the Beneficial Stockholders. The Beneficial Stockholders and the Contracting Stockholders are hereinafter referred to collectively as the "Stockholders." The Company has been advised that the Contracting Stockholders may deliver such Common Stock to the Trust pursuant to a forward purchase contract (the "Contract") among the Contracting Stockholders and the Trust. The Company is not affiliated with the Trust or with any of the Stockholders presently, and will not receive any of the proceeds from the sale of the STRYPES or as a result of the distribution of the Common Stock in connection therewith.



     The STRYPES are offered by a separate prospectus of the Trust (the "STRYPES Prospectus"). This Prospectus relates only to the Common Stock covered hereby and does not relate to the STRYPES. THE COMPANY TAKES NO RESPONSIBILITY FOR ANY INFORMATION INCLUDED IN OR OMITTED FROM THE STRYPES PROSPECTUS. THE STRYPES PROSPECTUS DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS, NOR IS IT INCORPORATED BY REFERENCE HEREIN. Because the STRYPES are a separate security issued by the Trust, for which the Company has no responsibility, an investment in the STRYPES may have materially different characteristics and risks from a direct investment in the Common Stock. This Prospectus does not reflect any changes in the STRYPES or the offering thereof after the date of this Prospectus.



     SEE "RISK FACTORS," BEGINNING ON PAGE 10 OF THIS PROSPECTUS, FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.



     The Common Stock is quoted on the NASDAQ National Market ("NASDAQ") under the symbol "NXTL." On February 13, 1997, the last reported sale price of the Common Stock on NASDAQ was $15 1/8 per share. See "Price Range of Common Stock and Dividend Policy."


                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

(SM) Service mark of Merrill Lynch & Co., Inc.


               The date of this Prospectus is February 14, 1997.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS OF THE STRYPES MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                             AVAILABLE INFORMATION

     Nextel is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained by mail from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as Nextel, that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including the exhibits and amendments thereto, the "Registration Statement") pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock covered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement or as an exhibit to documents incorporated by reference in this Prospectus (see "Incorporation of Certain Information by Reference"), reference is made to the respective exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement together with exhibits may be inspected at the office of the Commission in Washington, D.C. without charge and copies thereof may be obtained therefrom upon payment of a prescribed fee.

     All information contained in this Prospectus relating to the Stockholders or to the proposed or potential methods of distribution of Common Stock covered hereby and all information contained herein regarding the STRYPES, the Trust, the Contract and the proposed STRYPES offering has been supplied by the Stockholders. Nextel has not been involved in the formation of the Trust (including, without limitation, establishing the terms of the STRYPES) and the securities issued or held by the Trust may be subject to factors unrelated to Nextel and the Common Stock.

     It is contemplated that this Prospectus will be provided only to persons who are prospective purchasers of STRYPES, which persons shall simultaneously receive from the Trust or Underwriters of the STRYPES a STRYPES Prospectus relating to the offer and sale of the STRYPES. This Prospectus is not intended, and has not been authorized to be used, for any purpose other than to provide legally required information to prospective purchasers of STRYPES who also have received the STRYPES Prospectus.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


     THIS PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST DIRECTED TO NEXTEL COMMUNICATIONS, INC., 1505 FARM CREDIT DRIVE, MCLEAN, VIRGINIA 22102, ATTENTION: INVESTOR RELATIONS, TELEPHONE:
(703) 394-3500.


     The information in the following documents filed by Nextel with the Commission (File No. 0-19656) pursuant to the Exchange Act is incorporated by reference in this Prospectus:

          (a) Annual Report on Form 10-K for the year ended December 31, 1995 filed with the Commission on April 1, 1996, as amended by Form 10-K/A filed with the Commission on April 26, 1996 and as further amended by Form 10-K/A2 filed with the Commission on May 17, 1996;

          (b) Quarterly Reports on Form 10-Q for the quarter ended March 31, 1996 filed with the Commission on May 12, 1996, for the quarter ended June 30, 1996 filed with the Commission on August 13, 1996 and for the quarter ended September 30, 1996 filed with the Commission on November 14, 1996;


          (c) Current Reports on Form 8-K: (i) dated February 6, 1996 and filed with the Commission on February 7, 1996, as amended by Form 8-K/A, filed on April 26, 1996, (ii) dated February 9, 1996 and filed with the Commission on February 12, 1996, (iii) dated March 13, 1996 and filed with the Commission on March 15, 1996, (iv) dated and filed with the Commission on July 5, 1996, (v) dated and filed with the Commission on August 30, 1996,
     (vi) dated September 30, 1996 and filed with the Commission on October 1, 1996, (vii) dated and filed with the Commission on October 3, 1996, (viii) dated and filed with the Commission on November 4, 1996, (ix) dated November 22, 1996 and filed with the Commission on November 26, 1996, (x) dated and filed with the Commission on January 21, 1997, and (xi) dated and filed with the Commission on February 7, 1997; and


          (d) Registration Statement on Form S-1, as amended, dated as of January 27, 1992 (No. 33-43415), with respect to the information contained under the heading "Description of Capital Stock" which was incorporated by reference into the Registration Statement on Form 8-A, dated January 16, 1992.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statements made herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The information relating to Nextel contained in this Prospectus should be read together with the information in the documents incorporated by reference.

                               PROSPECTUS SUMMARY

     On July 28, 1995, NEXTEL Communications, Inc., a corporation organized under the laws of the State of Delaware in 1987 ("Old Nextel"), was merged with ESMR, Inc. ("ESMR"), until then a wholly owned subsidiary of Motorola, Inc. ("Motorola"). ESMR was the surviving corporation in the merger (the "Motorola Transaction") and succeeded to Old Nextel's assets and liabilities. ESMR changed its name to Nextel Communications, Inc., effective upon consummation of the Motorola Transaction. References herein to Nextel or the Company for periods prior to July 28, 1995 refer to Old Nextel as the predecessor to the business and operations of Nextel. Unless the context otherwise requires, references to the Company or to Nextel are intended to include Nextel Communications, Inc. and its consolidated subsidiaries.

     Information contained herein gives effect to the acquisition of approximately 1,220,000 shares of Common Stock by Digital Radio L.L.C. (the "McCaw Investor") on April 5, 1995, an additional acquisition of 8,163,265 shares of Class A Convertible Redeemable Preferred Stock of Nextel and 82 shares of Class B Convertible Preferred Stock of Nextel by the McCaw Investor and the consummation of related transactions on July 28, 1995 (the "McCaw Transaction"), the merger of OneComm Corporation ("OneComm") with and into Nextel on July 28, 1995 (the "OneComm Transaction"), the consummation of the Motorola Transaction on July 28, 1995, the merger of a subsidiary of Nextel with American Mobile Systems Incorporated ("AMS") on July 31, 1995 (the "AMS Transaction"), the merger of Dial Page, Inc. ("Dial Page") with and into Nextel on January 30, 1996 (the "Dial Page Transaction"), and the purchase of 8,155,506 shares of Common Stock by Comcast FCI, Inc. ("Comcast FCI"), a wholly owned subsidiary of Comcast Corporation ("Comcast") on February 9, 1996, pursuant to the exercise of certain anti-dilutive purchase rights (the "Comcast Purchase Right") of Comcast and Comcast FCI in connection with the Dial Page Transaction.

                                  THE COMPANY


     Nextel's business consists principally of providing wireless communications services to its customers utilizing specialized mobile radio ("SMR") frequencies licensed to its subsidiaries by the Federal Communications Commission ("FCC"). Nextel is the leading provider of SMR wireless communications services in Hawaii and in nearly all 48 states in the continental United States, including all of the top 50 metropolitan market areas in the United States. As of December 31, 1996, Nextel provided service to approximately 1,114,500 units, consisting of 300,300 units utilizing Nextel's Digital Mobile networks (as defined below) and approximately 814,200 analog SMR units. Nextel's operating revenues primarily arise from mobile telephone service and two-way radio dispatch and, to a lesser extent, from sales and maintenance of related equipment. Nextel's business plans and efforts are to a large extent directed toward replacing the remaining traditional analog SMR systems that it currently operates with advanced mobile communications systems employing digital technology with a multi-site configuration permitting frequency reuse ("Digital Mobile networks"). A customer using Nextel's Digital Mobile network is able to access mobile telephone services and two-way radio dispatch, paging and in the future is expected to be able to access data transmission. The Company is implementing its Digital Mobile networks utilizing digital technology developed by Motorola (such technology is referred to as the "Integrated Digital Enhanced Network" or "iDEN" and prior to various system enhancements was known as "Motorola Integrated Radio System" or "MIRS"). As of December 31, 1996, Nextel's Digital Mobile networks were operating throughout most of California, the greater metropolitan areas of Baltimore, Boston, Charlotte, North Carolina, Chicago, Colorado Springs, Denver, Detroit, Greensboro, North Carolina, Hartford, Kansas City, Las Vegas, Milwaukee, New York, Newark, Oklahoma City, Philadelphia, Portland, Oregon, Raleigh/Durham, Seattle, St. Louis, Toledo, Topeka, Tulsa, Washington D.C., Wichita and Winston-Salem, North Carolina, south along the I-85 corridor through Greenville/Spartanburg, South Carolina and including Atlanta, Georgia and west along the I-20 corridor to and including Birmingham, Alabama.


     Prior to the second quarter of 1996, the Company implemented its Digital Mobile networks in its market areas using Motorola's "first generation" iDEN technology. During that time frame, the Company encountered certain technology and system performance issues relating primarily to the voice transmission quality of the mobile telephone service. In response to these issues, the Company and Motorola have undertaken significant, and continue to undertake less significant, system enhancement efforts to address various circumstances believed to adversely affect system performance and customer satisfaction with the "first generation" iDEN technology, particularly those associated with voice transmission quality. Additionally, independent of such system enhancement efforts, the Company, together with Motorola, is pursuing a significant program directed toward the development and deployment of modifications to the "first generation" iDEN technology platform (such modified technology being referred to as Reconfigured iDEN) which offers improved voice transmission quality. Based on its experiences with the Reconfigured iDEN technology, including the feedback received in customer trials and various other inputs and considerations, the Company announced the first full-scale commercial launch of the Reconfigured iDEN Digital Mobile network in the Chicago market late in the third quarter of 1996 and subsequently announced full-scale commercial launches in the Atlanta, Boston, Denver, Detroit and Las Vegas markets, in each case accompanied by a more broadly-focused marketing campaign in such market areas. Nextel recently announced the launching of its national network, which interconnects each of the Company's current Digital Mobile networks and allows mobile telephone users to "roam" throughout the network at the same airtime rate charged in their home markets. The national network provides the same functionality and features offered to mobile telephone customers in their home markets and eliminates the complex dialing procedures often encountered by "roaming" customers of cellular providers.

     Over the three years ended December 31, 1996, the number of subscriber units in service has increased dramatically reflecting acquisitions, the commencement of Digital Mobile network service in certain markets and increased sales in markets in which Digital Mobile network services are provided. Nextel's strategy is to focus principally on multi-service business users in its markets with Digital Mobile networks. The following table summarizes the subscriber units in service for the years indicated:


                                                                AS OF DECEMBER 31,
                                                           -----------------------------
                                                            1994      1995       1996
                                                           -------   -------   ---------
Analog SMR Service.......................................  310,000   758,000     814,200
Digital Mobile Network...................................   13,500    85,000     300,300
                                                           -------   -------   ---------
          Total..........................................  323,500   843,000   1,114,500
                                                           =======   =======   =========



     Through its subsidiary McCaw International, Ltd. ("MIL"), and other subsidiaries that are involved in international wireless investments and business activities managed and/or coordinated through MIL, Nextel has interests in wireless operations in Canada, Mexico, Brazil, Argentina, the Philippines and Shanghai, China.


     Nextel's principal executive and administrative facility is located at 1505 Farm Credit Drive, McLean, Virginia 22102, and its telephone number at that location is (703) 394-3000.

                              RECENT DEVELOPMENTS

     The following provides brief summaries of certain transactions or developments that are described in more detail in public disclosures previously made by the Company including, in many cases, in reports filed by the Company with the Commission under the Exchange Act.

     On January 30, 1996, Nextel consummated the Dial Page Transaction pursuant to an Agreement of Merger and Plan of Reorganization dated February 17, 1995. As a result of such transaction, Dial Page was merged with Nextel and the former stockholders of Dial Page received an aggregate of approximately 26.8 million shares of Common Stock. Prior to the merger, Dial Page was a leading provider of integrated wireless communications services in the southeastern United States.

     Nextel, Comcast and Comcast FCI entered into an Amendment to the Stock Purchase Agreement, dated as of February 9, 1996, which amended the original Stock Purchase Agreement dated as of September 14, 1992, as previously amended. Such amendment set forth certain terms and conditions applicable to the exercise by Comcast of its anti-dilutive rights with respect to the issuance of shares of Common Stock in the

Dial Page Transaction and also to potential exercises of Comcast's anti-dilutive rights with respect to issuances of Nextel equity securities occurring in connection with any subsequent acquisition transaction. Also on February 9, 1996, Comcast completed the purchase of 8,155,506 shares of Common Stock for an aggregate purchase price of $99,904,948, pursuant to Comcast's exercise of its anti-dilutive right with respect to the Dial Page Transaction.

     In early 1996, Nextel announced changes in its senior management team. On January 29, 1996, the Company announced that Timothy M. Donahue had been named President and Chief Operating Officer of the Company. Mr. Donahue had previously been regional president of AT&T Wireless Services operations in the Northeast. On March 6, 1996, the Company announced that Daniel F. Akerson had agreed to join the Company as Chairman and Chief Executive Officer. Mr. Akerson was previously the chairman and chief executive officer of General Instrument Corporation and the president of MCI Communications Corporation. Additionally, on April 22, 1996, Nextel named Steven M. Shindler as its Senior Vice President and Chief Financial Officer. Mr. Shindler previously served as managing director of communications finance at the Toronto-Dominion Bank in New York.

     Nextel and Motorola entered into an amendment, dated as of April 28, 1996, to the Enhanced Specialized Mobile Radio Systems Purchase Agreement, which amended the equipment purchase agreements between Nextel and Motorola that were first entered into in 1991 (as amended, the "Equipment Purchase Agreements"). Such amendment established payment terms for all purchases made by Nextel under the Equipment Purchase Agreements and confirmed certain warranty coverages and commencement dates for system infrastructure equipment and software.

     Nextel, Nextel Finance Company, a wholly owned subsidiary of Nextel ("NFC"), and certain subsidiaries of Nextel entered into definitive agreements, which became effective on September 30, 1996, with respect to a secured credit facility arranged by Chase Securities, Inc., J.P. Morgan Securities Inc. and Toronto-Dominion Securities (USA), Inc. (the "Bank Credit Facility"). Concurrently therewith, Nextel, NFC and certain subsidiaries of Nextel entered into definitive agreements, which also became effective on September 30, 1996, with respect to the amendment, restatement and consolidation of the previously existing financing arrangements with Motorola and NTFC Capital Corporation ("NTFC") (the "Vendor Credit Facility"). The Credit Agreement relating to the Bank Credit Facility (the "Bank Credit Agreement") provides for up to $1,655,000,000 of secured financing, consisting of a $1,085,000,000 revolving loan and $570,000,000 in term loans. The Amended, Restated and Consolidated Credit Agreement relating to the Vendor Credit Facility (the "Vendor Credit Agreement") provides for up to $345,000,000 of secured financing, consisting of a $195,000,000 revolving loan and $150,000,000 in term loans. Borrowings under the Bank Credit Facility and the Vendor Credit Facility are ratably secured by liens on assets of Nextel's subsidiaries that are "restricted" subsidiaries under the terms of Nextel's public indentures. Additionally, Nextel's public indentures contain provisions that operate to limit the amount of borrowings available under the Bank Credit Facility and the Vendor Credit Facility in certain circumstances. See "Risk Factors -- Nextel to Require Financing."

     Nextel entered into an Agreement of Merger and Plan of Reorganization dated as of October 2, 1996, as amended, with Pittencrieff Communications, Inc. ("PCI") providing for the merger of PCI with a wholly owned indirect subsidiary of Nextel. PCI has approximately 6,000 800 MHz SMR channels covering a total population of over 27 million people predominantly in the states of Texas, Oklahoma, New Mexico and Arizona. The stockholders of PCI will receive a maximum of 8,782,403 shares of Common Stock, subject to certain adjustments, as a result of the merger. The merger is subject to regulatory and PCI stockholder approval and customary closing conditions.


     On January 30, 1997, Nextel acquired 81% of the outstanding shares of Wireless Ventures of Brazil, Inc., an operator of specialized mobile radio systems in Brazil ("WVB") in a merger transaction (the "WVB Merger"). WVB previously had been owned by the Beneficial Stockholders and certain other persons.

                              PLAN OF DISTRIBUTION


     This Prospectus relates to 7,168,587 shares of Common Stock which may be distributed by the Trust to holders of the STRYPES on the Exchange Date or upon earlier dissolution of the Trust in certain circumstances. The Trust has granted the Underwriters of the STRYPES a 30-day option to purchase additional STRYPES, solely to cover over-allotments, if any. This Prospectus also relates to up to an additional 1,075,288 shares of Common Stock which may be distributed by the Trust in connection with (i) STRYPES issued upon the exercise of the over-allotment option granted to the Underwriters of the STRYPES and (ii) STRYPES subscribed for and purchased by an affiliate of Merrill Lynch in connection with the formation of the Trust to the holders of such additional STRYPES on the Exchange Date or upon earlier dissolution of the Trust in certain circumstances.



     All of the shares of Common Stock covered hereby are owned of record by the Contracting Stockholders, who may deliver such Common Stock to the Trust pursuant to the Contract. The Company is not affiliated with the Trust or with any of the Stockholders presently, and will not receive any of the proceeds from the sale of the STRYPES or as a result of the distribution of the Common Stock in connection therewith.


     The STRYPES are offered only by the STRYPES Prospectus. This Prospectus relates only to the Common Stock covered hereby and does not relate to the STRYPES. THE COMPANY TAKES NO RESPONSIBILITY FOR ANY INFORMATION INCLUDED IN OR OMITTED FROM THE STRYPES PROSPECTUS. THE STRYPES PROSPECTUS DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS, NOR IS IT INCORPORATED BY REFERENCE HEREIN. Because the STRYPES are a separate security issued by the Trust, for which the Company has no responsibility, an investment in the STRYPES may have materially different characteristics and risks from a direct investment in the Common Stock.

      NEXTEL COMMUNICATIONS, INC. AND SUBSIDIARIES SELECTED FINANCIAL DATA


     The selected financial data set forth below for the periods indicated should be read in conjunction with the Consolidated Financial Statements, related notes and other financial information appearing in Nextel's Annual Report on Form 10-K for the year ended December 31, 1995, as amended, and Nextel's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, incorporated herein by reference. The financial information for the fiscal years ended March 31, 1992, 1993 and 1994, the nine months ended December 31, 1994 and the year ended December 31, 1995 have been derived from consolidated financial statements of the Company. The report of Deloitte & Touche, LLP, independent public accountants, for the year ended December 31, 1995 has been incorporated herein by reference. See "Experts." The financial information for the nine months ended December 31, 1993, the nine months ended September 30, 1995 and 1996 and the year ended December 31, 1994 is derived from the unaudited financial statements of the Company and, in the opinion of the Company, includes all adjustments, consisting only of normal recurring accruals, considered necessary for the fair presentation of such information. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. See "Incorporation of Certain Information By Reference."

                                                                  NINE MONTHS ENDED              YEAR ENDED
                           FISCAL YEAR ENDED MARCH 31,              DECEMBER 31,                DECEMBER 31,
                       ------------------------------------   -------------------------   -------------------------
                          1992         1993         1994         1993       1994(5)(6)      1994(6)       1995(6)
                       ----------   ----------   ----------   -----------   -----------   -----------   -----------
                                                              (UNAUDITED)                 (UNAUDITED)
                                          (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues.............  $   52,529   $   53,002   $   67,928   $    48,901   $    74,857   $   93,884    $   171,703
Cost of Operations...      18,965       20,979       28,666        19,808        45,498       54,356        143,130
Selling, general and
  administrative
  expenses...........      15,686       18,971       41,107        24,966        90,985      107,126        201,909
Expenses related to
  Corporate
  Reorganization(1)..          --           --           --            --            --           --         17,372
Depreciation and
  amortization.......      27,273       25,942       58,398        37,129        94,147      115,416        236,178
                       ----------   ----------   ----------   -----------   -----------   ----------    -----------
Operating loss.......      (9,395)     (12,890)     (60,243)      (33,002)     (155,773)    (183,014)      (426,886)
Other income
  (expense)..........      (9,542)       2,248      (18,098)       (7,742)      (41,421)     (51,777)      (104,881)
Income tax benefit...       3,266        1,027       21,437         7,656        71,345       85,126        200,602
                       ----------   ----------   ----------   -----------   -----------   ----------    -----------
Loss before
  extraordinary
  item...............     (15,671)      (9,615)     (56,904)      (33,088)     (125,849)    (149,665)      (331,165)
Extraordinary
  item(2)............     (12,765)          --           --            --            --           --             --
                       ----------   ----------   ----------   -----------   -----------   ----------    -----------
Net Loss.............  $  (28,436)  $   (9,615)  $  (56,904)  $   (33,088)  $  (125,849)  $ (149,665)   $  (331,165)
                       ==========   ==========   ==========   ===========   ===========   ==========    ===========
Net Loss Per Share:
Before extraordinary
  item...............  $    (0.58)  $    (0.16)  $    (0.73)  $     (0.43)  $     (1.25)  $    (1.51)   $     (2.31)
Extraordinary
  item(2)............       (0.47)          --           --            --            --           --             --
                       ----------   ----------   ----------   -----------   -----------   ----------    -----------
Net Loss.............  $    (1.05)  $    (0.16)  $    (0.73)  $     (0.43)  $     (1.25)  $    (1.51)   $     (2.31)
                       ==========   ==========   ==========   ===========   ===========   ==========    ===========
Number of shares used
  in computations(3).  26,925,000   58,736,000   78,349,000    76,726,000   100,639,000   98,818,000    143,283,000
                       ==========   ==========   ==========   ===========   ===========   ==========    ===========

                           NINE MONTHS ENDED
                             SEPTEMBER 30,
                       -------------------------
                          1995          1996
                       -----------   -----------
                              (UNAUDITED)

Revenues.............  $   110,752   $   236,977
Cost of Operations...       91,328       177,556
Selling, general and
  administrative
  expenses...........      127,462       234,725
Expenses related to
  Corporate
  Reorganization(1)..       17,372            --
Depreciation and
  amortization.......      151,392       291,698
                       -----------   -----------
Operating loss.......     (276,802)     (467,002)
Other income
  (expense)..........      (51,916)     (147,571)
Income tax benefit...      116,403       216,944
                       -----------   -----------
Loss before
  extraordinary
  item...............     (212,315)     (397,629)
Extraordinary
  item(2)............           --            --
                       -----------   -----------
Net Loss.............  $  (212,315)  $  (397,629)
                       ===========   ===========
Net Loss Per Share:
Before extraordinary
  item...............  $     (1.68)  $     (1.80)
Extraordinary
  item(2)............           --            --
                       -----------   -----------
Net Loss.............  $     (1.68)  $     (1.80)
                       ===========   ===========
Number of shares used
  in computations(3).  126,636,000   221,309,000
                       ===========   ===========

                                                                                               AS OF
                                      AS OF MARCH 31,              AS OF DECEMBER 31,      SEPTEMBER 30,
                              --------------------------------   -----------------------   -------------
                                1992       1993        1994         1994         1995          1996
                              --------   --------   ----------   ----------   ----------   -------------
                                                    (DOLLAR AMOUNTS IN THOUSANDS)
Balance Sheet Data:
Cash and cash equivalents...  $ 13,393   $ 17,083   $  483,483   $  301,679   $  340,826    $  219,508
Marketable securities.......        --     14,768      426,113      172,313       68,443         4,998
Current assets..............    20,161     39,932      921,983      504,248      504,661       386,326
Intangible assets, net......   160,558    144,666      889,912    1,451,780    3,549,622     3,886,286
Total assets................   210,797    333,557    2,197,266    2,889,110    5,512,827     5,989,318
Long-term debt(4)...........     1,028     55,024    1,080,702    1,163,221    1,653,400     2,470,995
Stockholders' equity........   191,108    255,224      846,304    1,268,575    2,945,141     2,951,519


---------------

(1) For a summary of business combination transactions completed, see Note 2 to the Notes to Nextel's consolidated financial statements incorporated herein by reference.
(2) Represents the effect of the early extinguishment of debt.
(3) Includes the weighted average number of shares of Nextel Common Stock outstanding during the respective periods.
(4) Excludes the current portions of long-term debt. See Note 5 to the Notes to Nextel's consolidated financial statements incorporated herein by reference.
(5) Effective December 31, 1994, Nextel changed its fiscal year end from March 31 to December 31. Accordingly, the income statement data is presented for the transition period from April 1, 1994 to December 31, 1994.
(6) Certain amounts presented have been reclassified to conform to the presentation for the periods ended September 30, 1995 and 1996.

                                  RISK FACTORS


     THE FOLLOWING RISK FACTORS MAY AFFECT THE VALUE OF SHARES OF COMMON STOCK AND THEREFORE SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. SEE ALSO "-- FORWARD LOOKING STATEMENTS."



HISTORY OF AND FUTURE EXPECTATIONS OF LOSSES AND NEGATIVE CASH FLOW


     The activities of Nextel since its inception in 1987 have been concentrated on the acquisition and operation of SMR businesses and the development of Digital Mobile networks. Nextel has incurred net losses since its inception, including net losses of $125,849,000 for the nine months ended December 31, 1994, and $331,165,000 for the year ended December 31, 1995. Nextel had an accumulated deficit totalling $579,231,000 at December 31, 1995. On a pro forma basis for the year ended December 31, 1995, taking into account certain transactions that were consummated during and after that period but before the date hereof (including the consummation of the Dial Page Transaction), Nextel would have generated a net loss of $526,699,000.

     System infrastructure purchases under purchase agreements with Motorola and other vendors of equipment related to the Digital Mobile networks, and inventory purchases made in anticipation of the commencement of commercial service in Nextel's markets, have caused and will continue to cause a significant increase in assets and liabilities during the start-up phase of the Digital Mobile networks. Such Digital Mobile network costs are charged to operations as depreciation expense beginning in the quarter during which the relevant market commences commercial operations.

     Nextel anticipates that its net losses will increase significantly during the ongoing start-up phase of Digital Mobile networks and that it will continue to generate operating losses over the next several years. Nextel's ability to arrange sufficient equity and/or debt financing or to generate sufficient revenue to cover its operating and capital needs is subject to a number of risks and contingencies. Accordingly, there can be no assurance as to whether or when Nextel's operations will become profitable. See "-- Nextel to Require Financing" and "-- Forward Looking Statements."

     The development, implementation and operation of the Digital Mobile networks will require significant funds. Due to expected operating losses and capital requirements, Nextel expects that it will be required to raise a portion of such funds externally. See "-- Nextel to Require Financing" and "-- Forward Looking Statements."


RISKS OF IMPLEMENTATION OF DIGITAL MOBILE NETWORKS


     Nextel and its subsidiaries are licensed to provide wireless communications services in Hawaii and in nearly all 48 states in the continental United States, including all of the top 50 metropolitan market areas in the United States. Nextel has activated its Digital Mobile networks in certain of these market areas. As of December 31, 1996, Nextel's Digital Mobile networks were operating throughout most of California, in the greater metropolitan areas of Baltimore, Boston, Charlotte, North Carolina, Chicago, Colorado Springs, Denver, Detroit, Greensboro, North Carolina, Hartford, Kansas City, Las Vegas, Milwaukee, New York, Newark, Oklahoma City, Philadelphia, Portland, Oregon, Raleigh/Durham, Seattle, St. Louis, Toledo, Topeka, Tulsa, Washington D.C., Wichita and Winston-Salem, North Carolina, south along the I-85 corridor through Greenville/Spartanburg, South Carolina to and including Atlanta, Georgia and west along the I-20 corridor to and including Birmingham, Alabama. As of December 31, 1996, Nextel's Digital Mobile networks were activated in major metropolitan market areas throughout the United States that collectively accounted for more than half of the total United States population, and approximately 300,300 subscriber units were operating on Nextel's Digital Mobile networks. Under its nationwide Digital Mobile network build-out plan (which, as discussed below in "-- Nextel to Require Financing," "-- Implementation of Digital Mobile Networks Subject to Risks of Developing Technology" and
"-- Success of Nextel Is Dependent on its Ability to Compete," is premised on several key assumptions, including availability of sufficient funding, achievement of satisfactory system performance standards and maintenance of targeted service and subscriber equipment pricing levels), Nextel currently expects its Digital Mobile networks to be available in areas covering approximately 85% of the United States population by the end of 1998. See "--Forward Looking Statements."

     In order to activate Digital Mobile network service in a market, the Company must free a certain number of 800 MHz frequencies from SMR analog traffic in that market ("channel recovery"). Channel recovery involves transferring 800 MHz customers to 900 MHz systems or other 800 MHz analog SMR systems. Upon commencement of commercial service, the Company intends to sell the Digital Mobile network services to existing customers and to add 800 MHz frequencies to the Digital Mobile networks as such customers migrate ("migration"). The Company has commenced its channel recovery and migration efforts for existing customers in each of the markets in which its Digital Mobile networks have been activated. The Company expects that only a portion of its SMR channels in each market will be needed for the initial phase of the Digital Mobile network build-out. Accordingly, the Company expects to have the opportunity to move its customers onto the Digital Mobile network gradually to avoid any significant disruption of service, although there can be no assurance that such disruption will not occur.

     The implementation of Digital Mobile networks involves systems design, site procurement, construction, electronics installation, receipt of necessary FCC and other regulatory approvals, channel recovery and initial systems optimization prior to commencing commercial service. Each stage can take from several weeks to several months and involves various risks and contingencies, the outcome of which cannot be predicted. There can be no assurance that Nextel will be able to implement Digital Mobile networks in any particular market in accordance with its current plans and schedules. See "--Forward Looking Statements."


IMPLEMENTATION OF DIGITAL MOBILE NETWORKS SUBJECT TO RISKS OF DEVELOPING TECHNOLOGY


     Currently, there are two principal digital technology formats that are being assessed or proposed for deployment by providers of cellular telephone service or by certain entities that have been awarded personal communications services ("PCS") licenses to provide wireless communications services in the United States. One such format is known as the Time Division Multiple Access ("TDMA") digital transmission technology, a version of which, known as "three-time slot TDMA," has been deployed by AT&T Wireless Services (formerly McCaw Cellular Communications, Inc.), a subsidiary of AT&T, and by Southwestern Bell Mobile Systems in certain of their cellular system markets, and is expected to be deployed by certain other cellular operators pursuant to a standard adopted by the cellular industry. The other principal format is known as the Code Division Multiple Access ("CDMA") digital transmission technology. Although TDMA and CDMA are both digital transmission technologies, and thus share certain basic characteristics and areas of contrast to analog transmission technology, TDMA and CDMA are not compatible or interchangeable with each other.

     The Motorola proprietary first generation iDEN technology originally incorporated in Nextel's Digital Mobile networks is known as "six-time slot TDMA." Although based on the TDMA technology format, this first generation iDEN technology differs in a number of significant respects from the TDMA technology versions being assessed or deployed by cellular operators and PCS licensees in the United States, which differences may have important consequences. Additionally, unlike the three-time slot TDMA technology format being utilized for the mobile telephone function in the newly developed Reconfigured iDEN technology platform or the three-time slot TDMA technology format being utilized by certain cellular providers, the first generation iDEN technology that has been utilized by Nextel in most of its presently operating Digital Mobile networks, as well as for the dispatch function in the newly-developed Reconfigured iDEN technology platform, can carry up to six voice and/or control paths per channel. The use of six-time slot TDMA technology in combination with Nextel's re-use of its licensed frequencies in a cellular-type system design permits Nextel to utilize its current holdings of spectrum more efficiently. Efficient utilization of spectrum is an important objective generally because less spectrum is available in the SMR band than is or may be licensed to each cellular and certain PCS operators in each market. Reconfigured iDEN, which is designed to use three time slots per channel for the mobile telephone service, will result in a reduction in channel capacity compared to the capacity achievable using first generation iDEN technology for mobile telephone service.

     Although Nextel believes that TDMA technology, on balance, is superior to analog technology that is used in traditional SMR systems, the use of digital technology in general, and the six-time slot TDMA version of first generation iDEN in particular, as each is currently deployed, involves certain performance trade-offs, for example, in various characteristics affecting voice quality and fidelity. In general, as the relevant technologies are currently deployed, digital voice transmission produces a distinguishably different set of sound characteristics than analog voice transmission (whether SMR or cellular). The difference results, in part, from the fact that digital voice transmission requires the digital encoding and decoding of the voice communication. Hence, the six-time slot TDMA version of first generation iDEN, the three-time slot version of Reconfigured iDEN and other digital cellular voice transmissions, as currently deployed, each sound different from traditional analog cellular and SMR voice transmissions. These trade-offs may have an effect on customer acceptance of iDEN technology.

     It is possible that in the future a digital transmission technology other than TDMA may gain acceptance sufficient to adversely affect the resources devoted by third parties to developing or improving TDMA-based technology. In addition, existing digital cellular technology formats including cellular TDMA cannot currently be utilized on Nextel's present SMR spectrum holdings. Accordingly, if any improvements were to be made to such currently existing digital cellular technology formats, the prospect of achievement of parallel improvements in the TDMA-based iDEN technology presently utilized by Nextel is not certain. Any difference that may from time to time exist between the technology deployed in Nextel's Digital Mobile networks and competitive technologies then deployed by other wireless communications service providers, such as analog, CDMA, TDMA or other transmission technology formats that may be developed in the future, may affect customer acceptance of the services offered by Nextel. See "--Forward Looking Statements."

     Customer acceptance of the services offered by Nextel will be affected not only by technology-based differences, but also by the operational performance and reliability of system transmissions on Nextel's Digital Mobile networks. As is frequently the case both in the development and implementation of new technologies and the offering of related services, Nextel has experienced difficulties and delays in the implementation of the first generation iDEN TDMA technology in its Digital Mobile networks, resulting from certain technology and performance issues with respect to system reliability (the percentage of time the system is operating), system access (how often a user can gain access to the system) and various characteristics affecting voice quality that have limited its ability to market mobile telephone services utilizing the Company's Digital Mobile networks. Nextel's objectives in carrying out the initial phase of system development and technology optimization activities have been to achieve satisfactory performance levels in the areas of system reliability and system access. Ongoing optimization, software loading and planned maintenance activities affecting the Digital Mobile network systems periodically require the scheduled turn-down of selected subsystems during periods of very low system traffic, typically at night or on weekend days. See "--Forward Looking Statements."

     During calendar years 1994 and 1995, Nextel and Motorola coordinated their efforts to identify and implement various system hardware adjustments and software upgrades to bring about improvements in various Digital Mobile network operating and performance characteristics. Although further improvements in the areas of system reliability and access are expected to be pursued, Nextel believes that its existing Digital Mobile networks, as operated at December 31, 1996, were demonstrating acceptable performance levels in these areas. Motorola has advised Nextel that (independent of development commitments contained in the second amendment to the existing equipment purchase agreement between Nextel and Motorola (the "Second Equipment Agreement Amendment")) Motorola contemplates continuing to install software upgrades in accordance with its previous plans. Nextel expects that such software upgrades will be directed at producing system access and reliability improvements, as well as voice transmission quality improvements in the mobile telephone mode in the Digital Mobile networks. Nextel further anticipates that there will be an on-going focus on system optimization activities directed at achieving improvements in the overall performance of the Digital Mobile networks.

     Throughout late 1994 and continuing during 1995, Nextel and Motorola conducted intensive objective system testing as well as customer surveys designed to assess the foregoing operational issues. As discussed above, during 1994 and 1995, a number of system hardware adjustments and software upgrades were made to address issues identified through such testing and surveys. Nextel is continuing such system testing and customer surveys as part of the normal operating activities relating to its Digital Mobile networks, and anticipates that it will continue to advise and consult with Motorola concerning potential measures that could be taken to address particularly-identified system performance or customer satisfaction issues revealed in such testing and surveys. Nextel believes that customer acceptance of the dispatch service on the Digital Mobile networks was generally at an acceptable overall level during the period since late 1994. Nextel also believes that the successful development and deployment of the Reconfigured iDEN technology platform, with its accompanying improvements in the quality of the mobile telephone service provided on Nextel's Digital Mobile networks, should enable Nextel to be in a position to market such services aggressively as part of a competitive wireless communications services alternative to existing cellular telephone service in the markets where Reconfigured iDEN is deployed.

     Nextel, for a limited period after first making its Digital Mobile network services available on a commercial basis, provided, and in certain markets has continued to provide, discounts to customers, principally with regard to such customers' usage of mobile telephone services, because of concerns with the first generation iDEN system performance and network service-related issues, and gave, and in certain markets continues to give, credits to subscribers in an attempt to foster satisfactory customer relations in response to certain performance and network service-related issues. Such extended system development and technology optimization activities, customer loading delays and customer discounts and credits have adversely affected and may continue to adversely affect Nextel's ability to generate revenue. To date, Nextel's experience is based largely on customers in its markets employing the first generation iDEN technology, who are primarily oriented to dispatch service, and such experience should not necessarily be regarded as an accurate predictor of Nextel's experience in the future, particularly as Nextel embarks on its planned aggressive nationwide roll-out of the Reconfigured iDEN technology and as Nextel's customer base expands beyond such group of initial customers. Any inability to address and resolve satisfactorily performance issues that affect customer acceptance of Digital Mobile network service could delay or adversely affect the successful commercialization of the Digital Mobile networks and could adversely affect the business and financial prospects of Nextel. If Nextel for any reason is unable to implement Digital Mobile networks and provide service to its target customers that is competitive with the services of other wireless communications providers, Nextel would be unable, utilizing its existing analog SMR systems, to provide mobile telephone services comparable to those provided by other wireless communications systems operators or to achieve significant further subscriber growth. See "-- Success of Nextel Is Dependent on Its Ability to Compete" and "-- Forward Looking Statements."

     Nextel and Motorola expect that system optimization activities will be a continuing component of normal Digital Mobile network operation, and the satisfactory resolution of certain system performance issues in a particular market or at a particular stage of operation will not necessarily preclude the need to address those issues again, for example, as a result of a significant increase in the number of subscribers using the Digital Mobile networks. Moreover, future upgrades or modifications may have unexpected adverse effects on performance issues previously addressed and resolved. Each of Motorola and Nextel believes, however, that a large portion of the hardware and software adjustments developed in the course of system development and technology optimization activities to address particular issues, and the resulting system performance improvements realized, should be applicable to similar issues in different markets. Nevertheless, as is often the case in the deployment of wireless communications networks, it should be expected that there will be market-specific characteristics, such as local terrain, topography, the number of licensed frequencies, the utilization of adjacent radio frequencies and other factors, that will require customized optimization activities to address related system performance issues successfully. See "-- Forward Looking Statements."

     Pursuant to the Second Equipment Agreement Amendment, Motorola has agreed to use its best efforts to develop, and Nextel has agreed to implement when developed, Reconfigured iDEN. The principal objective of the Reconfigured iDEN development and deployment efforts is to achieve significant improvements in voice transmission quality for the mobile telephone service provided on Nextel's Digital Mobile networks. No assurance can be given that any modifications or enhancements, including Reconfigured iDEN, designed to produce improvements in the voice transmission quality of the mobile telephone services offered by the

Company will be developed successfully, or on the currently anticipated time schedule, or that any such modifications or enhancements, if developed, would be deployed in Nextel's Digital Mobile networks or, if deployed, would perform successfully or would satisfy customer requirements, or that Nextel's mobile telephone services would be regarded as competitive in the wireless communications services markets as such markets currently exist and as they are expected to develop in the future. See "-- Forward Looking Statements."

     Nextel continuously reviews alternate technologies as they are developed. To date, however, it has not been regarded as necessary or as a commercially feasible strategy to adapt currently available alternative technologies to operate on Nextel's present spectrum position. Nextel continues to pursue certain regulatory initiatives that would provide SMR operators, including Nextel, with the right to use contiguous blocks of spectrum. The FCC issued an order in December 1995 that would provide SMR operators, including Nextel, with the opportunity to obtain contiguous spectrum. See "-- Nextel's Prospects Are Dependent on Governmental Regulation." Were Nextel to obtain a sufficient contiguous spectrum position in its market areas, pursuant to the FCC's 1995 order or otherwise, it would become feasible to consider deployment of currently existing cellular digital technology transmission formats, including CDMA and TDMA, on such contiguous spectrum blocks. Independent of such technological feasibility, however, additional factors, including Nextel's contractual obligations to Motorola regarding the deployment and utilization of first generation iDEN and Reconfigured iDEN technology, and additional capital requirements associated with any switch in technology, would likely materially affect Nextel's consideration of such alternative technologies.


     Should Nextel choose to deploy a technology other than iDEN for any of its wireless communications services, Nextel believes that its systems planning and its contractual relationships with Motorola would permit it to utilize a different technology. In light of the development period for Reconfigured iDEN, however, Nextel has agreed, in the Second Equipment Agreement Amendment, not to effect a "Switch in Technology" prior to October 1, 1997 without Motorola's consent. A Switch in Technology is defined in the Second Equipment Purchase Agreement Amendment as a decision by Nextel before August 4, 1999 to install and use digital radio frequency technology as an alternative to first generation iDEN or Reconfigured iDEN on more than 25% of its SMR channels in the 806-824 MHz band in one or more of its top 20 markets, or the utilization by Nextel of any of its SMR channels for voice interconnect on certain U.S. cellular and/or PCS radio telephony standards. Due to the considerable present uncertainty surrounding the factors that might affect such a decision, including the performance characteristics and customer perceptions of first generation iDEN, Reconfigured iDEN, or of competing digital technologies and possible future improvements in first generation iDEN or Reconfigured iDEN technology, it is impossible to predict if or when such a decision could be made.



NEXTEL TO REQUIRE FINANCING


     Nextel anticipates that, for the foreseeable future, it will be utilizing significant amounts of its available cash for capital expenditures for the construction of Digital Mobile networks (including the anticipated conversion of its existing Digital Mobile networks to utilize the Reconfigured iDEN technology platform as described below under " Success of Nextel is Dependent on its Ability to Compete"), operating expenses relating both to the Digital Mobile networks and to Nextel's traditional analog SMR systems, potential acquisitions (including the acquisition of rights to spectrum through the contemplated 800 MHz spectrum auction process, and investment in various potential international wireless communications business opportunities) and corporate expenditures. During fiscal year 1995, Nextel's average monthly cash utilization rate for investing activities (principally attributable to capital expenditures for the build-out of the Digital Mobile networks and acquisitions made during 1995) was approximately $33,300,000, and its average monthly operating losses (exclusive of non-cash items) was approximately $15,900,000. Such average amounts do not reflect the investing activities and operating losses of Dial Page during such fiscal year or such activities and losses of OneComm, AMS or Motorola's operation of its 800 MHz SMR licenses in the continental U.S. (the "Motorola SMR Business") for the portion of such fiscal year prior to completion of the OneComm Transaction, the AMS Transaction and the Motorola Transaction, respectively, and are not presented as representative of Nextel's anticipated experience in such areas. Nextel anticipates that its cash utilization for investment activities and operating losses will continue to exceed its cash flows from operating activities over the next several years during the start-up phase of its Digital Mobile networks and that it will be necessary for Nextel to utilize its existing cash and funding from outside sources to meet its cash needs resulting from such activities and losses. Nextel's aggregate cash, cash equivalents and marketable securities at September 30, 1996 totaled approximately $224,506,000.

     At September 30, 1996, Nextel had drawn approximately $368,000,000 of its available financing under the Bank Credit Facility, leaving an aggregate of approximately $1,287,000,000 available for borrowing under such facility, and had drawn $150,000,000 of its available financing under the Vendor Credit Facility, leaving an aggregate of approximately $195,000,000 available for borrowing under such facility, subject in each case to the satisfaction or waiver of applicable borrowing conditions.

     Nextel believes that it has sufficient funds currently available or reasonably expected to be accessible to it under its existing financing facilities to meet its cash needs through the planned completion of its first stage nationwide Digital Mobile networks build-out in 1998, in light of its current (and currently committed) business and investment activities and assuming a conservative ramp-up in Digital Mobile system subscriber growth. Nextel currently anticipates that the funds available pursuant to the Bank Credit Facility and the Vendor Credit Facility, together with the proceeds that would be received by Nextel assuming the exercise of the currently outstanding warrants and options to acquire shares of Common Stock described below (which warrants and options are scheduled to expire unless exercised during such time period), would be sufficient to permit both the full-scale implementation of its nationwide Digital Mobile networks and the pursuit of its other strategic objectives, including additional spectrum acquisition activities and currently committed international investment opportunities. There can be no assurance, however, that all such outstanding warrants and options will be exercised. Moreover, Nextel's public indentures contain provisions that operate to limit the amount of borrowings available under the Bank Credit Facility and the Vendor Credit Facility in certain circumstances. In addition, Nextel's capital needs, and its ability to adequately address those needs through debt or equity funding sources, are subject to a variety of factors that cannot presently be predicted with certainty, such as the commercial success of Nextel's Digital Mobile networks incorporating the Reconfigured iDEN technology, the amount and timing of Nextel's capital expenditures and operating losses, and the market price of the Common Stock. See "-- Forward Looking Statements."

     Nextel currently is aware of numerous factors and considerations, any one or more of which could have a material effect on the timing and/or amount of the future funding to be required by Nextel, but Nextel cannot currently quantify with precision either the magnitude or the certainty of the effects associated with any such factors. These factors include: (i) the timing of the anticipated 800 MHz spectrum auction process, and the amounts required to be bid to acquire any or all of the available spectrum blocks in the major metropolitan market areas where Nextel currently operates, or currently plans to operate, its Digital Mobile network and the amounts that may be required to accomplish retuning or acquisition of 800 MHz incumbent channels in spectrum blocks that may be acquired by Nextel in the 800 MHz spectrum auction process; (ii) the uncertainty with respect to the success and/or timing of the remaining development activities relating to the Reconfigured iDEN technology format and, assuming successful and timely completion of such efforts, the uncertainty with respect to the success of commercial introduction and customer acceptance of Nextel's Digital Mobile services that utilize such Reconfigured iDEN technology;
(iii) the potential commercial opportunities and risks associated with implementation of Nextel's revised business plan premised on an anticipated aggressive campaign to convert existing Digital Mobile networks to, and/or to construct new Digital Mobile networks utilizing, the Reconfigured iDEN technology format; and (iv) the net impact on Nextel's capital budget of certain developments currently expected to increase capital needs (e.g., the additional capital needed if Nextel acquires for cash additional spectrum in certain markets to increase the capacity and/or efficiency of Nextel's operating Digital Mobile networks in such markets, the additional capital needed for more extensive construction of Digital Mobile networks in additional market areas acquired in the Dial Page Transaction, the OneComm Transaction and the AMS Transaction and in connection with the conversion of existing Digital Mobile networks to the Reconfigured iDEN technology format, the short-term expenditures associated with analog SMR station construction requirements under the currently effective FCC 800 MHz channel licensing approach) that may be offset (whether wholly or partially) by other developments anticipated to (or to have the potential to) reduce capital needs (e.g., co-location of antenna and/or transmitter sites with other providers of wireless services in the relevant markets, reductions in infrastructure and subscriber unit prices obtained from Motorola pursuant to the Second Equipment Agreement Amendment, alternative and more economical means for increasing system capacity, other than constructing additional cell sites and/or installing additional base radios, such as use of so-called "smart antennas," mini-cells and software-driven and/or system design performance enhancements). Many of the foregoing involve elements wholly or partly beyond Nextel's control or influence. See "-- Forward Looking Statements."

     Other considerations in addition to the factors identified above may significantly affect Nextel's decisions to seek additional financing, including general economic conditions, conditions in the telecommunications and/or wireless communications industry and the feasibility and attractiveness of structuring particular financings for specific purposes (e.g., separate capital-raising activities with respect to international activities and opportunities). Finally, Nextel could obtain significant additional funds in connection with the exercise of outstanding warrants and options, and the amount and timing of receipt of such funds also would play a role in Nextel's determinations concerning the need for or attractiveness of other potentially available sources of financing. As Nextel has disclosed previously, full exercise of the options granted to the McCaw Investor at the July 1995 closing of the McCaw Transaction would result in the receipt by Nextel of approximately $232,000,000, $277,500,000 and $107,500,000 of additional funds prior to July 29 in the years 1997, 1999 and 2001, respectively, full exercise of the warrants issued to Comcast for 25,000,000 shares of Common Stock would result in the receipt by Nextel of approximately $400,000,000 prior to September 16, 1997 and full exercise of the warrants initially issued to Motorola for 3,000,000 shares of Common Stock would result in the receipt by Nextel of approximately $45,000,000. Finally, proceeds from the exercise by the McCaw Investor and/or by Comcast of such parties' anti-dilutive rights to acquire additional Nextel equity in connection with certain issuances by Nextel of its capital stock and proceeds from the exercise of other warrants and options currently outstanding and held by third parties, including options granted pursuant to the Nextel Amended and Restated Incentive Equity Plan (including its predecessor plans) and the Nextel Associate Stock Purchase Plan, may provide other available sources of funding.

     The foregoing discussion concerning potential exercise of various third party rights to acquire shares of Common Stock is subject to the qualification that no assurance can be given that any of such rights will be exercised or, if exercised, that the contemplated investment will in fact be consummated. In the case of the Bank Credit Facility and the Vendor Credit Facility, there can be no assurance that the conditions to access such facilities will be met. To the extent any of the aforementioned proceeds from option and warrant exercises or financing arrangements are not available when required, it will be necessary for Nextel to obtain alternate sources of financing to meet its anticipated funding needs.

     Nextel has had and may in the future have discussions with other parties regarding potential equity investments and debt financing arrangements to satisfy actual or anticipated financing needs. Pursuant to the Motorola Transaction, Nextel has agreed, under certain circumstances, not to grant superior governance rights to any third-party investor without Motorola's consent, which may make securing equity investments more difficult. Motorola consented with respect to the grant of superior governance rights by Nextel in connection with the McCaw Transaction. The ability of Nextel to incur additional indebtedness (including, in certain circumstances, indebtedness incurred under the Bank Credit Agreement and/or under the Vendor Credit Facility) is and will be limited by the terms of (1) the indentures for Nextel's senior redeemable discount notes due 2003 and 2004, respectively (collectively, the "Nextel Indentures"), OneComm's Indenture for its Senior Redeemable Discount Notes due 2004 (the "OneComm Indenture") and Dial Page's Indentures for its Senior Redeemable Discount Notes due 2004 and its Senior Redeemable Discount Notes due 2005 (collectively, the "Dial Call Indentures"), which notes were initially issued by Dial Call Communications, Inc., a wholly owned subsidiary of Dial Page that was merged with and into Dial Page in connection with the Dial Page Transaction and (2) the Bank Credit Agreement and the Vendor Credit Agreement. The Bank Credit Agreement and the Vendor Credit Agreement also require Nextel and its relevant subsidiaries to satisfy certain financial covenants or ratios including certain covenants and ratios specifically related to leverage.

     At present, other than the existing equity or debt financing arrangements that have been consummated and/or disclosed, Nextel has no commitments or understandings with any third parties to obtain any material amount of additional equity or debt financing. Moreover, no assurances can be made that Nextel will be able to obtain any such additional financing in the amounts or at the times such financing may be required, or that, if obtained, any such financing would be on acceptable terms. Nextel also anticipates that it will continue to experience significant net losses during the ongoing start up phase of the Digital Mobile networks over the next several years. Accordingly, there can be no assurances as to whether or when the operations of Nextel will become profitable. As a result of Nextel's anticipated continuing losses, the uncertainty regarding the exercise of options and warrants, the availability of financing under the Bank Credit Facility and the Vendor Credit Facility and the impact of Reconfigured iDEN and other matters discussed above, there can be no assurance that Nextel will have adequate capital to implement the nationwide build-out of its Digital Mobile networks without obtaining additional financing and/or alternative financing sources. See "-- Forward Looking Statements."


SUCCESS OF NEXTEL IS DEPENDENT ON ITS ABILITY TO COMPETE


     Nextel's success depends on its Digital Mobile networks' ability to compete with other wireless communications systems in each relevant market and its ability to successfully market integrated wireless communication services.

     Nextel is continuing to focus its marketing efforts on attracting customers from its previously-identified targeted groups of potential subscribers, chiefly its existing analog SMR dispatch system subscribers and other business users, including current users of multiple wireless communications services and those new users who may be attracted to the combination of services made possible by its Digital Mobile networks. Nextel's strategy is to focus principally on multi-service business users in its markets with Digital Mobile networks. As of December 31, 1996 approximately 300,300 Digital Mobile units were in service.

     Prior to the second quarter of 1996, Nextel implemented its Digital Mobile networks in its market areas using Motorola's "first generation" iDEN technology. During that time frame, Nextel encountered certain technology and system performance issues relating to the "first generation" iDEN technology that resulted in delays in the implementation of its plans to deploy its Digital Mobile networks and in the commencement of aggressive marketing efforts with respect to its communications products and services, particularly its mobile telephone services. These technology and system performance issues related primarily to the voice transmission quality of the mobile telephone service. See "-- Implementation of Digital Mobile Networks Subject to Risks of Developing Technology."

     In response to these issues, Nextel and Motorola have undertaken, and continue to undertake, system enhancement efforts to address various circumstances believed to adversely affect system performance and customer satisfaction, particularly those associated with voice transmission quality. Nextel anticipates that such system enhancement efforts will be a continuing component of the normal ongoing technology optimization process. Additionally, independent of such system enhancement efforts, Nextel, together with Motorola, is pursuing a significant program directed toward the development and deployment of modifications to the "first generation" iDEN technology platform, known as Reconfigured iDEN, designed principally to produce improvements in voice transmission quality. Nextel and Motorola have been encouraged by their experience to date in the Reconfigured iDEN development and deployment process. All significant technology performance benchmarks, development progress targets and key event schedules relating to the development and deployment of Reconfigured iDEN have been achieved or satisfied as of December 31, 1996 substantially as contemplated and originally agreed to by Nextel and Motorola.

     Based on its experiences with the Reconfigured iDEN technology, including the feedback received in customer trials and various other inputs and considerations, the Company announced the first full-scale commercial launch of the Reconfigured iDEN Digital Mobile network in the Chicago market late in the third quarter of 1996, accompanied by the commencement of a more broadly-focused marketing campaign in that market area. In October and November 1996, Nextel announced full-scale commercial launches, accompanied by more broadly-focused marketing campaigns, in the Atlanta, Boston, Denver, Detroit and Las Vegas markets. Nextel's commercial launch activities in these markets represent the first phase of a planned rapid nationwide deployment of the Reconfigured iDEN technology in Nextel's significant Digital Mobile markets. Nextel currently is developing and refining a nationwide build-out plan for Digital Mobile networks incorporating the Reconfigured iDEN technology based on an anticipated implementation schedule during 1996 to 1998, which it currently expects will involve budgeted capital expenditures totaling approximately $1.2 billion. In this connection, Nextel anticipates that purchases of Motorola-manufactured infrastructure equipment will represent the largest category of capital spending. In the final six months of 1996, Nextel placed orders with Motorola totaling more than $300 million of products incorporating the Reconfigured iDEN technology, including system infrastructure equipment and related software and the new, compact Reconfigured iDEN handsets that Nextel plans to market nationally, principally under the "PowerFone"(R)(TM) brand name. Assuming the successful and timely completion of such build-out plan, Nextel expects that its Digital Mobile networks would provide coverage to areas representing approximately 85% of the United States population by the end of 1998. Implementation of such a rapid nationwide deployment strategy for Reconfigured iDEN would likely significantly accelerate Nextel's use of and needs for capital resources and would therefore be dependent on, among other things, availability of necessary capital. See also "-- Nextel to Require Financing" and "-- Forward-Looking Statements."


     The Company believes that its ability to provide a full line of mobile communications services in an integrated package on its Digital Mobile networks will distinguish it from other providers of wireless communications services. The focus and the progress of Nextel's Digital Mobile network services marketing efforts is and will continue to be dependent on a number of factors, including system performance, subscriber equipment performance and the ability to provide services that satisfy customer needs and expectations. Nextel reviews its business and marketing plans in light of a variety of factors, including perceived opportunities, actual experiences in the marketplace, availability of financial and other resources and overall economic and/or competitive considerations, and may from time to time determine to change, refine or redirect such plans. See "-- Forward Looking Statements."

     Following implementation of its Digital Mobile networks and completion of related system optimization activities, the Company's Digital Mobile networks will compete with established and future wireless operators in its efforts to attract mobile telephone customers, dealers and possibly resellers to its service in each of the markets in which it operates a Digital Mobile network. The Company believes that, following software upgrades and additional system optimization efforts and equipment and technology enhancements, which occurred during 1996, and the development and commercial deployment of Reconfigured iDEN, Nextel's Digital Mobile networks will have the capacity, functionality and quality of service necessary to be competitive with current wireless communications services in the markets in which the Company operates Reconfigured iDEN Digital Mobile networks. Nextel's ability to compete effectively with other wireless communications service providers, however, will depend on a number of factors, including the successful deployment of the Reconfigured iDEN technology platform in its market areas, the continued satisfactory performance of such Reconfigured iDEN systems, the establishment of roaming service among such market areas and the development of cost effective direct and indirect channels of distribution for its products and services. Although the Company has made significant progress in these areas to date, no assurance can be given that such objectives will be achieved. See "-- Forward Looking Statements."

     While Nextel believes that the mobile telephone service to be provided on its Digital Mobile networks utilizing the Reconfigured iDEN technology will be similar to other current wireless communications services in certain respects, as discussed under "-- Implementation of Digital Mobile Networks Subject to Risks of Developing Technology," there are (and will in certain cases continue to be) differences between the services provided by Nextel and by cellular and/or PCS system operators and the performance of their respective systems. As a result of these differences, there can be no assurance that Digital Mobile network mobile telephone services will be competitive with other providers of mobile telephone services. As part of its marketing strategy, Nextel will attempt to emphasize the benefits to its subscribers of obtaining an integrated package of services consisting of dispatch radio, paging services and mobile telephone, and in the future, data transmission. Neither PCS system operators nor cellular operators currently provide such integrated services, but recent FCC rulings permit cellular operators to offer two-way dispatch services. If either PCS system or cellular operators do provide dispatch services in the future, Nextel's competitive advantage from using such a marketing strategy may be impaired.

     Although Nextel currently offers its mobile telephone customers the ability to "roam" among Nextel's existing Digital Mobile network market areas, Nextel will not be able to provide roaming service comparable to that currently available from cellular operators, which have roaming agreements covering each other's markets throughout the U.S., unless and until nationwide system build-out is substantially completed. Moreover, the cellular systems in each of Nextel's markets, as well as in the markets in which Nextel expects to provide services in the future, have been operational for a number of years and such operators currently service a significant subscriber base and typically have significantly greater financial and other resources than those available to Nextel. As is true for cellular operators, the interconnection of subscriber units with the public switched telephone network requires Nextel to purchase certain exchange and inter-exchange services from telephone companies and certain other common carriers.

     Subscriber units on the Digital Mobile networks will not be compatible with cellular or PCS systems, and vice versa. This lack of interoperability may impede the Company's ability to attract cellular subscribers or those new mobile telephone subscribers that desire the ability to access different service providers in the same market. Nextel currently markets a multi-function subscriber unit that is significantly more expensive than analog handsets, and is likely to remain more expensive than digital cellular handsets, that do not incorporate multi-function capability. The prices expected to be charged to Nextel for the subscriber handsets to be used by Nextel's customers will be higher than those charged to operators for analog cellular handsets and may be higher than those charged to operators for digital cellular handsets. During the transition to digital technology, certain participants in the United States cellular industry are offering subscriber units with dual mode (analog and digital) compatibility. There can be no assurances that existing analog SMR customers will be willing to invest in new subscriber equipment necessary to migrate to the Digital Mobile networks. Moreover, because many of the cellular operators and certain of the PCS system operators in Nextel's markets have substantially greater financial resources than Nextel, such operators may be able to offer prospective customers equipment subsidies or discounts that are substantially greater than those, if any, that could be offered by Nextel. Thus, Nextel's ability to compete based on the price of subscriber equipment will be limited. Nextel cannot predict the competitive effect that any of these factors, or any combination thereof, will have on Nextel. See "-- Forward Looking Statements."

     Cellular operators and certain entities that have been awarded PCS licenses each control more spectrum than is allocated for SMR service in each of the relevant market areas. Each cellular operator is licensed to operate 25 MHz of spectrum and certain PCS licensees have been licensed for 30 MHz of spectrum in the markets in which they are licensed, while no more than 21.5 MHz is available in the 800 MHz band to all SMR systems, including Nextel's systems, in those markets. The control of more spectrum gives cellular operators and such PCS licensees the potential for more system capacity, and, therefore, more subscribers, than SMR operators, including the Company. The Company believes that it generally has adequate spectrum to provide the capacity needed on its Digital Mobile networks for the foreseeable future. See "-- Forward Looking Statements."

     Nextel expects to face competition from other technologies and services currently commencing operations or expected to be introduced in the future, including PCS. The FCC has described PCS as a digital, wireless communications system consisting of a variety of new mobile and portable services and technologies, using small, lightweight units. PCS services may include portable, two-way voice and data services. The FCC has allocated 120 MHz of spectrum in the 1.8-2.2 GHz band for the provision of PCS, which may include mobile wireless communications services similar to those provided over Nextel's Digital Mobile networks. Three 30 MHz and three 10 MHz FCC licenses for this spectrum have been awarded on either a Major Trading Area ("MTA") or a Basic Trading Area ("BTA") basis (each as defined in the Rand McNally Commercial Atlas) through a competitive bidding process. The auction of the final three licenses in each market was completed on January 15, 1997. A substantial number of the entities that have been awarded PCS licenses in this auction are current cellular communications service providers and joint ventures of current and potential wireless communications service providers, many of which have financial resources greater than those of Nextel. Although certain limited PCS offerings have commenced, it is not clear how PCS will develop or when such services will be available in all of Nextel's markets. PCS will likely compete with some or all of the services provided over Nextel's Digital Mobile networks. See "-- Forward Looking Statements."

     Pursuant to the Omnibus Appropriations Act of 1997, the FCC must reallocate 30 MHz of 2.3 GHz spectrum to wireless services and assign that spectrum via an auction that must commence no later than April 15, 1997. The FCC is proposing to allow these licensees to offer a broad range of fixed and mobile services, but no final rules have been adopted.

     In addition, the FCC has reallocated 220 MHz of radio spectrum for use by "emerging telecommunications technologies," such as PCS, low-earth orbit satellites and mobile satellite systems. The FCC has authorized a consortium of communications companies to provide nationwide mobile satellite services. Nextel cannot predict how these technologies will develop or what impact, if any, they will have on Nextel's ability to compete for wireless communications customers.


RELIANCE ON ONE PRINCIPAL SUPPLIER IN IMPLEMENTATION OF DIGITAL MOBILE NETWORKS


     Pursuant to the Equipment Purchase Agreements between Nextel and Motorola, first entered into in 1991, as subsequently amended by the amendment entered into in connection with the Motorola Transaction (the "Prior Equipment Agreement Amendment") and by the Second Equipment Agreement Amendment entered into in connection with the McCaw Transaction, Motorola provides the iDEN infrastructure and subscriber handset equipment to Nextel throughout its markets. The Company expects that it will need to rely on Motorola for the manufacture of a substantial portion of the equipment necessary to construct its Digital Mobile networks for the foreseeable future. The Equipment Purchase Agreements, as amended, include a commitment from Nextel to purchase from Motorola a significant amount of system infrastructure equipment, which will be subject to financing arrangements with Motorola. Nextel has, among other things, agreed (subject to certain conditions) to purchase and install iDEN equipment during the four-year and six-year periods beginning on August 4, 1994 sufficient to cover 70% and 85%, respectively, of the United States population. In addition, subject to the applicable terms and conditions under the Second Equipment Agreement Amendment, Nextel has agreed to deploy Reconfigured iDEN and, until August 4, 1999 and subject to certain conditions, to purchase from Motorola at least 50% of the base radios Nextel purchases in any calendar year. Motorola estimated at the time the Second Equipment Agreement Amendment was entered into that such commitments to purchase base radios and associated infrastructure equipment could have an aggregate purchase price in excess of approximately $750,000,000, although the amount may be higher or lower depending on circumstances such as systems design, changes in the producer price index, the timing of purchases or other cost adjustments or the success of Nextel's marketing plan. See "-- Success of Nextel is Dependent on its Ability to Compete" and "-- Forward Looking Statements." Such commitments are in addition to amounts purchased from Motorola or for which Nextel, OneComm or Dial Page had placed orders with Motorola prior to August 4, 1994, which orders, in the case of OneComm and Dial Page, have become obligations of Nextel. See "-- Nextel to Require Financing."

     The Second Equipment Agreement Amendment places certain limits on Nextel's ability to use other technologies as an alternative to first generation iDEN or Reconfigured iDEN. See "-- Implementation of Digital Mobile Networks Subject to Risks of Developing Technology."

     It is expected that for the first few years of Digital Mobile network operations by Nextel, Motorola and competing manufacturers who are licensed by Motorola will be the only manufacturers of subscriber equipment that is compatible with Nextel's Digital Mobile networks. The Prior Equipment Agreement Amendment provides for the licensing by Motorola of interfaces relating to infrastructure and subscriber equipment and of additional manufacturers for subscriber equipment. In connection with the Second Equipment Agreement Amendment, Motorola further agreed to negotiate to enter into licenses with at least one alternative manufacturer of iDEN infrastructure equipment.


NEXTEL'S PROSPECTS ARE DEPENDENT ON GOVERNMENTAL REGULATION


     The licensing, operation, acquisition and sale of Nextel's SMR businesses are regulated by the FCC. Nextel's subsidiaries currently hold FCC licenses to use SMR radio channels in each of their markets.

Traditionally, these licenses have been granted by the FCC on a site-by-site basis. Under current regulations, SMR base stations generally must be a minimum of 70 miles away from all other SMR base stations operating on the same frequencies. The licenses typically must be constructed and operational within one year of grant or the licenses will cancel automatically.

     To use its SMR channels to provide Digital Mobile network service, Nextel currently is required to obtain additional site authorizations from the FCC for transmitter sites in each of its markets. Assuming such site authorizations are obtained initially, they will be subject to renewal, but may be cancelled if the respective sites for Digital Mobile networks are not constructed in the relevant markets within a prescribed time after issuance, typically one year or five years. There can be no assurance that any such SMR license will be renewed upon the expiration of its ten-year term. Each SMR license also may be revoked for cause at any time such a determination is made by the FCC.

     Since August 1994, the FCC has suspended the SMR licensing process (1) due to an extraordinarily large backlog of license applications, and (2) to stabilize the licensing landscape in preparation for new SMR licensing rules and regulations. Although the FCC established a waiver process whereby parties could obtain SMR licenses if they could show that their application (a) affects only channels on which the applicant is already permanently licensed and (b) affects coverage only within the applicant's geographic area, the FCC has failed to act on a single waiver application of Nextel or, to Nextel's knowledge, any other SMR licensee. However, on October 23, 1996, the Chief of the Wireless Telecommunications Bureau issued an order directing the FCC's Licensing Division to process the applications. At this time, to Nextel's knowledge, the applications are still being processed.

     During the suspension of the licensing process, the FCC was able, with the assistance of industry trade groups, to process the backlogged applications. Although many of the license grants and denials are subject to petitions for reconsideration, it appears that a number of Nextel's applications have been granted, all of which further the implementation of Nextel's Digital Mobile networks. The FCC has also suspended acceptance of applications proposing new or modified stations on any of the 150 general category (prospectively SMR-only) channels, pending implementation of the new SMR licensing rules described below.

     On December 15, 1995, the FCC released new 800 MHz SMR licensing rules that provide geographic-area based licenses for SMR operators. According to these rules, the prospective licensing of Nextel's systems may no longer be made on the site-by-site basis described above. The new rules require the use of auctions to license the top 200 SMR channels on an Economic Area ("EA") basis in three blocks: a 120-channel block, a 60-channel block, and a 20-channel block. Successful bidding in such auctions will be required to obtain an EA-based block license. Once an EA license is obtained, the EA licensee will have the ability to construct, operate and modify its systems within the licensed geographic area without first obtaining FCC approval. All EA licensees will be required to construct and operate their systems to provide service to one-third of the population within two years, and two-thirds of the population within five years using more than 50% of the EA licensee's channels. Failure to meet these EA license requirements will likely result in the loss of the EA license.

     An EA licensee will have the authority to relocate incumbents in the EA licensed area to the lower 80 SMR channels and the 150 general category channels (which the FCC will prospectively license only to SMR operators). Any incumbent that is not relocated out of the top 200 channels will be provided co-channel protection by the EA licensee. Those incumbents will not be allowed to expand their systems within the EA licensed area, but they will be permitted to make modifications that do not expand their current interference contour. These incumbents will also be offered an opportunity to convert their current site-by-site licenses to a single license encompassing their existing authorized service area contours. Consequently, Nextel may be subject to relocation on any of the top 200 SMR channels for which it currently holds licenses if it is unsuccessful in obtaining the EA license for those channels. In addition, Nextel's ability to expand its systems may be limited on those channels for which it does not obtain an EA license.

     The FCC adopted the new 800 MHz SMR licensing rules to fulfill its mandate under the Omnibus Budget Reconciliation Act of 1993, which reclassified interconnected SMR services as "Commercial Mobile Radio Services" ("CMRS"), a common carrier service, and required that such services be regulated similarly to cellular and PCS. Petitions for reconsideration of the new 800 MHz SMR licensing rules were filed with the FCC on March 18, 1996. Oppositions to those petitions, including one filed by Nextel, were filed with the FCC on April 16, 1996, and replies to such oppositions were filed on May 1, 1996. These petitions are pending at the FCC, and their resolution could adversely affect the impact of those rules on Nextel. The ultimate outcome of the FCC's 800 MHz SMR rule makings, including actions by third parties taken in accordance therewith, could be adverse to Nextel.

     In conjunction with the release of the new 800 MHz SMR licensing rules, the FCC issued a Second Further Notice of Proposed Rule Making (the "Notice") to establish operational rules and auction procedures for the lower 80 SMR channels and the 150 general category (now SMR-only) channels. The Notice proposes EA licensing for these channels through auctions and proposes no relocation of incumbents to alternate channels. The proposed auction rules would set aside these channels for "entrepreneur blocks" for small businesses. The bidding for such blocks of channels would be restricted to entities of a certain economic size. As proposed, those auction rules would likely exclude Nextel from eligibility to bid on the "entrepreneur block" EA licenses.

     Nextel has filed comments and reply comments, including a joint pleading with SMR WON (a trade association of small but traditional SMR operators) and the American Mobile Telecommunications Association ("AMTA"), each of which initially opposed the FCC's new licensing rules for the upper 200 SMR channels. The joint pleading is a consensus proposal that, among other things, opposes a set aside for small businesses of all the lower channels. The consensus proposal also includes a pre-auction settlement process for the lower channels whereby incumbents, including licensees who have been relocated out of the upper 200 channels, could enter into, among other things, partnerships, consortia or buyouts to determine who would be licensed on each individual channel on the lower channels on an EA basis. Any channel that is not settled, i.e., continues to have more than one unaffiliated party licensed on it in a particular EA, would be subject to an auction. The Personal Communications Industry Association has joined Nextel, SMR WON and AMTA in the consensus proposal. The FCC is still considering its proposed rules for the lower channels, and has indicated that it may issue final rules in early 1997.

     Among the other regulatory changes the FCC has made in the last two years to ensure that SMR operators are provided regulatory parity with cellular and PCS operators are: (1) a 45 MHz CMRS spectrum cap for all CMRS providers (with a 10 MHz limit on the amount of SMR spectrum that can be attributed to a single entity); (2) elimination of the prohibition on wireline participation in SMR services; (3) elimination of the restriction on cellular licensees providing dispatch services; (4) a duty not to restrict unreasonably resale of services;
(5) a duty to provide telephone number portability; and (6) a duty to provide enhanced 911 services and roaming capabilities. As a CMRS provider, Nextel is subject to limitations in the Communications Act of 1934, as amended (the "Communications Act"), concerning foreign investment in and ownership of FCC licenses. Certain of these regulatory changes could require operational or technological changes in Nextel's Digital Mobile networks.

     Future changes in regulation or legislation affecting Digital Mobile network service or the allocation by the FCC or the United States Congress of additional spectrum for services that compete with such service could materially adversely affect Nextel's business.


NEXTEL'S ASSETS PRIMARILY CONSIST OF INTANGIBLE FCC LICENSES


     Nextel's assets consist primarily of intangible assets, principally FCC licenses, the value of which will depend significantly upon the success of Nextel's business and the growth of the SMR and wireless communications industries in general. In the event of default on indebtedness or liquidation of Nextel, there can be no assurance that the value of these assets will be sufficient to satisfy its obligations. Nextel had a negative net tangible book value of $934,767,000 as of September 30, 1996.


NEXTEL SUSCEPTIBLE TO CONTROL BY SIGNIFICANT STOCKHOLDERS


     Based on securities ownership information relating to Nextel as of November 30, 1996, and giving effect to the conversion of the outstanding shares of Nextel's preferred stock and the exercise in full of (i) three separate options held by the McCaw Investor exercisable for periods of two, four and six years, respectively, from July 28, 1995, to acquire an aggregate of up to 35,000,000 shares of Common Stock at exercise prices ranging from $15.50 to $21.50 per share (the "McCaw Options"), (ii) the option held by Eagle River, Inc., an affiliate of the McCaw Investor ("Eagle River"), to purchase an aggregate of 1,000,000 shares of Common Stock at an exercise price of $12.25, which option vests over a five-year period from April 4, 1995 (the "Incentive Option"), (iii) the options granted on July 28, 1995 to the McCaw Investor by Motorola to purchase up to 9,000,000 shares of Common Stock over a six-year period (the "McCaw Investor/Motorola Options"), (iv) a warrant held by Motorola to purchase 2,890,000 shares of Common Stock, and (v) the option held by Comcast and its affiliates to purchase up to 25,000,000 shares of Common Stock at a per share exercise price of $16.00, a portion of which is currently exercisable (the "Comcast Option"), the McCaw Investor would hold approximately 23.8%, Motorola would hold approximately 16.3%, and Comcast (together with Comcast FCI) would hold approximately 8.9% (4.8% without giving effect to the exercise of options which by their terms are not presently exercisable but, in each case, after giving effect to sales of shares of Common Stock by Comcast as described in "--Potential Dilution From Pending and Future Transactions") of the Common Stock outstanding as of such date.

     In connection with the consummation of the McCaw Transaction and pursuant to the Securities Purchase Agreement dated as of April 4, 1995, as amended, among Nextel, the McCaw Investor and Mr. Craig O. McCaw (the "McCaw Securities Purchase Agreement"), the McCaw Investor has the right to designate not less than 25% of the Board of Directors of Nextel (the "Nextel Board"). Additionally, the McCaw Investor is entitled to have a majority of the members of the Operations Committee of the Nextel Board selected from the McCaw Investor's representatives on the Nextel Board. The Operations Committee has the authority to formulate key aspects of Nextel's business strategy, including decisions relating to the technology used by Nextel (subject to existing equipment purchase agreements), acquisitions, the creation and approval of operating and capital budgets and marketing and strategic plans, approval of financing plans, endorsement of nominees to the Nextel Board and committees thereof and nomination and oversight of certain executive officers. As a result, based upon the McCaw Investor's stock ownership position, as well as its ability to designate at least 25% of the members of the Nextel Board and control the Operations Committee, the McCaw Investor is in a position to exert significant influence over Nextel's affairs. The Nextel Board retains the authority to override actions taken or proposed to be taken by the Operations Committee, subject, in certain circumstances, to certain financial consequences. The creation and existence of the Operations Committee does not change the normal fiduciary duties of the Nextel Board, including fiduciary duties in connection with any proposal to override any action of or to terminate the Operations Committee, whether or not such action would give rise to such financial consequences. In addition, Comcast as a Nextel stockholder has certain contractual rights to designate one or more members (depending on its ownership percentage) to the Nextel Board, although at present no Comcast designee is a member of the Nextel Board. Although Motorola is entitled to nominate two directors to the Nextel Board, presently only one person designated by Motorola is a Nextel director. Pursuant to an amendment to the Agreement and Plan of Contribution and Merger dated as of April 4, 1995, by and among Nextel, Motorola and certain subsidiaries of Motorola (the "Motorola Amendment"), Motorola has agreed to support the decisions and recommendations of the Operations Committee and to vote the shares of Common Stock held by it accordingly, subject to (1) the right of any Motorola-designated Nextel directors to vote in a manner consistent with their fiduciary duties and (2) the right of Motorola to vote its shares as it determines necessary with respect to issues that conflict with Motorola's corporate ethics or that present conflicts of interest, or in order to protect the value or marketability of the shares of Common Stock held by it.

     Based upon their respective ownership positions, if the McCaw Investor and Motorola chose to act together, such parties could have a sufficient voting interest in Nextel, among other things, to (1) exert effective control over the approval of amendments to Nextel's Restated Certificate of Incorporation, as amended (the "Nextel Charter"), mergers, sales of assets or other major corporate transactions as well as other matters submitted for stockholder vote,
(2) defeat a takeover attempt, and (3) otherwise control whether particular matters are submitted for a vote of the stockholders of Nextel. Although Motorola has made certain commitments as described in the last sentence of the preceding paragraph, Nextel is not aware of any current agreements among the McCaw Investor and Motorola with respect to the ownership or voting of Common Stock and neither of Motorola nor the McCaw Investor has indicated to Nextel that it has any present intention to seek to exercise such control. Pursuant to the McCaw Securities Purchase Agreement, the McCaw Investor has agreed that it will not vote for any nominee to the Nextel Board other than persons it is entitled to designate under the terms of the securities it owns or of the McCaw Securities Purchase Agreement. Upon request of Nextel, the McCaw Investor has also agreed to cause shares of Common Stock, the voting of which is controlled by it or its affiliates, to be voted in a manner proportionate to the votes of other holders of Common Stock in the election of directors so designated by the Nextel Board.

     Each of the McCaw Investor and Motorola has and (subject to the terms of applicable agreements between such parties and Nextel) may have an investment or interest in entities that provide wireless telecommunications services that could potentially compete with Nextel. Under the McCaw Securities Purchase Agreement, the McCaw Investor, Mr. McCaw and their Controlled Affiliates (as defined in the McCaw Securities Purchase Agreement) may not, for a period of time after consummation of the McCaw Transaction, participate in other two-way terrestrial-based mobile wireless communications systems in the region that includes any part of North America or South America unless such opportunities have first been presented to and rejected by Nextel in accordance with the provisions of the McCaw Securities Purchase Agreement. Such limitation is subject to certain limited exceptions, including certain existing securities holdings and relationships (and expressly including Mr. McCaw's investment in AT&T resulting from AT&T's acquisition of McCaw Cellular Communications, Inc., which investment may not exceed 3% of the outstanding stock of AT&T). Such restrictions terminate on the later to occur of July 28, 2000 or one year after the termination of the Operations Committee.


POTENTIAL DILUTION FROM PENDING AND FUTURE TRANSACTIONS


     As indicated elsewhere in this Prospectus, Nextel has commitments, and from time to time may enter into additional commitments, to issue a substantial number of new shares of Common Stock.

     As of November 30, 1996, there were approximately 252,106,000 shares of Common Stock outstanding (assuming the conversion of the outstanding shares of Nextel's preferred stock), on a primary, rather than a fully diluted, basis, and approximately 342,137,000 shares of Common Stock outstanding assuming the exercise of all options (including employee options, the Comcast Option for 25,000,000 shares, which expires in September 1997, Motorola's warrant to purchase 2,890,000 shares, and the options to purchase an aggregate of 36,000,000 shares pursuant to the McCaw Options and the Incentive Option), warrants and other existing rights to acquire Common Stock.

     On April 29, 1996, the Commission declared effective the Company's registration statement on Form S-4, covering 10,000,000 shares of Common Stock, or warrants to acquire such shares, which contemplates issuances from time to time on a "shelf" basis in accordance with Rule 415(a)(1)(viii) promulgated under the Securities Act in connection with acquisitions of other businesses, properties or securities in business combination transactions. As of the date hereof, the Company has not issued any of such Common Stock or warrants. Additionally, on April 29, 1996, the Commission declared effective the Company's registration statement on Form S-3, covering 8,848,469 shares of Common Stock, which was filed by Nextel on behalf of Comcast and Comcast FCI in satisfaction of the Company's obligations pursuant to the registration rights of Comcast and Comcast FCI. According to the most recent amendment to the Schedule 13D of Comcast filed on October 1, 1996, Comcast and Comcast FCI have sold an aggregate of 5,570,000 of such shares of Common Stock pursuant to brokerage transactions. On January 24, 1997, the Commission declared effective Nextel's registration statement on Form S-3 covering 1,580,650 shares of Common Stock, which was filed on behalf of certain selling stockholders in connection with the Company's acquisition of additional shares of the capital stock of Corporacion Mobilcom S.A. de C.V. ("Mobilcom") from such selling stockholders. On December 23, 1996, the Commission declared effective Nextel's registration statement on Form S-4 covering 11,963,858 shares of Common Stock, which were issued in connection with the consummation of the WVB Merger on January 30, 1997. See "Concerning the Stockholders."

     Pursuant to the McCaw Securities Purchase Agreement, the McCaw Investor was granted anti-dilutive rights with respect to certain Nextel share issuances, which rights and related terms are largely comparable to the Comcast Purchase Right (the "McCaw Purchase Right"). In connection with the issuance of shares in connection with an acquisition, the McCaw Investor exercised its anti-dilutive rights, which resulted in the sale of 373,846 treasury shares of Common Stock to the McCaw Investor on November 26, 1996. Each of the McCaw Investor and Comcast has the right to acquire additional shares of Common Stock as a result of future issuances of shares of Common Stock. An increase in the number of shares of Common Stock that will become available for sale in the public market may adversely affect the market price of Common Stock and could impair Nextel's ability to raise additional capital through the sale of its equity securities.


SHARES ELIGIBLE FOR FUTURE SALE


     Existing holders of Common Stock generally may freely resell their shares except to the extent that they are deemed to be affiliates of Nextel or certain predecessor companies for purposes of Rule 144 ("Rule 144") or Rule 145 promulgated under the Securities Act. Nextel has also granted registration rights with respect to a significant number of its shares outstanding, on a fully diluted basis including shares of Common Stock issuable upon conversion of securities issued in, or upon exercise of options granted in, the Motorola Transaction and the McCaw Transaction. The exercise of registration rights by affiliates of Nextel would permit such persons to sell such shares without regard to the limitations of Rule 144. Registration rights covering a total of approximately 190,000,000 shares of Common Stock (including the shares of Common Stock covered hereby) have been granted to, among others, the McCaw Investor and certain of its affiliates, Comcast FCI, Matsushita Communications Industrial Co., Ltd. ("Matsushita"), Nippon Telegraph and Telephone Corporation ("NTT") and Motorola. An increase in the number of shares of Common Stock that will become available for sale in the public market may adversely affect the market price of Common Stock and could impair Nextel's ability to raise additional capital through the sale of its equity securities.


DIVIDEND POLICY LIMITS EXPECTATION OF FUTURE DIVIDENDS


     Except for certain dividends paid with respect to preferred stock that was converted into Common Stock in connection with Nextel's initial public offering in 1992, Nextel has not paid any dividends on Common Stock. Nextel does not plan to pay dividends on Common Stock for the foreseeable future.

     The Nextel Indentures, the Dial Call Indentures, the OneComm Indenture, the Bank Credit Agreement and the Vendor Credit Agreement place significant restrictions on Nextel's ability to pay dividends. In addition, the collateral security mechanisms and related provisions associated with the Bank Credit Agreement and the Vendor Credit Agreement may be expected to limit the amount of cash available to pay dividends or make loans and cash distributions to Nextel from Nextel's subsidiaries that will operate Digital Mobile networks in Nextel's existing markets, so that, while such limitations are in place, profits generated by such subsidiaries will not be available to Nextel for, among other purposes, the payment of dividends on shares of Common Stock.


POTENTIAL CONFLICT OF INTEREST RELATIONSHIP WITH MOTOROLA MAY AFFECT NEXTEL'S PROSPECTS


     Motorola and its affiliates have and currently are engaged in wireless communications businesses, and may in the future engage in additional such businesses, which are or may be competitive with some or all of the services offered by Nextel's Digital Mobile networks, although the Motorola Land Mobile Products Sector ("Motorola LMPS") may not, for three years after consummation of the Motorola Transaction, make use (with certain limited exceptions) of the customer lists conveyed by Motorola to ESMR in connection therewith to solicit subscribers for any 800 MHz SMR commercial mobile voice business owned or managed by Motorola LMPS in the continental United States. Pursuant to the Second Equipment Agreement Amendment, Motorola has agreed that from the date thereof until 18 months after certain development targets for Reconfigured iDEN have been achieved, Motorola LMPS will not solicit other iDEN customers and neither Motorola LMPS nor Motorola's credit corporation subsidiary will make any equity investment in, or provide equipment/vendor financing to, certain iDEN customers with respect to purchases of iDEN equipment.

     In light of the competitive posture of Motorola, Nextel and Motorola have agreed that any information relating to Nextel's business plans and projections will be used by Motorola only for purposes of ensuring compliance with Nextel's obligations under the various equipment purchase agreements and financing agreements between Nextel and Motorola. Motorola has designated one director to the Nextel Board and, hence, such director has access to Nextel's business plans subject to certain confidentiality restrictions.

     Although Nextel believes that its equipment purchase and financing relationship with Motorola has been structured to reflect the realities of purchasing and borrowing from a competitor, there can be no assurance that the potential conflict of interest will not adversely affect Nextel in the future. Moreover, Motorola's role as a significant stockholder of Nextel, in addition to its role as a major creditor and supplier, also creates potential conflicts of interest, particularly with regard to significant transactions.


CONCERNS ABOUT MOBILE COMMUNICATIONS HEALTH RISK MAY AFFECT PROSPECTS OF NEXTEL


     Allegations have been made by certain individuals that serious health risks have resulted from the use of portable mobile communications devices. The Cellular Telecommunications Industry Association has undertaken studies concerning the health risk from using mobile communications devices and has publicly announced its belief that no such risk exists. The actual or perceived risk of mobile communications devices could adversely affect Nextel through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or through reduced financing available to the mobile communications industry.


FORWARD LOOKING STATEMENTS


     "SAFE HARBOR" STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: A number of the matters and subject areas discussed in the foregoing "Risk Factors" section that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from Nextel's actual future experience involving any one or more of such matters and subject areas. Nextel has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from Nextel's current expectations regarding the relevant matter or subject area. The operation and results of Nextel's wireless communications business also may be subject to the effect of other risks and uncertainties in addition to the relevant qualifying factors identified elsewhere in the foregoing "Risk Factors" section, including, but not limited to, general economic conditions in the geographic areas and occupational market segments (such as, for example, construction, delivery, and real estate management services) that Nextel is targeting for its Digital Mobile network service, the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet Nextel's service deployment and marketing plans and customer demand, the success of efforts to improve and satisfactorily address issues relating to Digital Mobile system performance, the successful deployment of the Reconfigured iDEN technology, the ability to achieve market penetration and average subscriber revenue levels sufficient to provide financial viability to the Digital Mobile network business, access to sufficient debt or equity capital to meet Nextel's operating and financing needs, the quality and price of similar or comparable wireless communications services offered or to be offered by Nextel's competitors, including providers of cellular and PCS service, future legislative or regulatory actions relating to SMR services, other wireless communications services or telecommunications generally and other risks and uncertainties described from time to time in Nextel's reports filed with the Commission, including the Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The shares of Common Stock are traded on NASDAQ under the symbol "NXTL." The following table sets forth, for the periods indicated, the reported high and low sale prices of the shares of Common Stock on NASDAQ.

     YEAR ENDED DECEMBER 31, 1995:

                          QUARTER                              HIGH          LOW
                          -------                             -------      -------
First.......................................................  $15.625      $ 9.375
Second......................................................   18.000       13.000
Third.......................................................   21.750       14.000
Fourth......................................................   18.125       13.875

                                                   YEAR ENDED DECEMBER 31, 1996:

                          QUARTER                              HIGH          LOW
                          -------                             -------      -------
First.......................................................  $18.875      $13.500
Second......................................................   23.375       16.750
Third.......................................................   20.250       14.375
Fourth......................................................   18.500       12.750

                                                   YEAR ENDED DECEMBER 31, 1997:


                          QUARTER                              HIGH          LOW
                          -------                             -------      -------
First (through February 13).................................  $15.750      $13.375


     As of January 31, 1997, there were 2,929 holders of record of the Common Stock, including Cede & Co., a nominee of The Depository Trust Company, which holds shares of Common Stock on behalf of an indeterminate number of beneficial holders. Nextel has authority to issue shares of Class B Non-Voting Common Stock, which are convertible on a share-for-share basis into shares of Common Stock. As of January 31, 1997 there was a single stockholder of record holding all of the 17,830,000 outstanding shares of Class B Non-Voting Common Stock.

     The Company has not paid any dividends on the Common Stock. Certain indentures and other agreements to which Nextel is a party presently prohibit, and are expected to operate so as to continue to prohibit, Nextel from paying dividends. See "Risk Factors -- Dividend Policy Limits Expectation of Future Dividends." The Company does not plan to pay dividends on the Common Stock for the foreseeable future. The Company anticipates that for the foreseeable future any cash flow generated from its operations will be used to develop and expand the Company's business. Any future determination as to the payment of dividends will be at the discretion of the Nextel Board and will depend upon the Company's operating results, financial condition and capital requirements, contractual restrictions, general business conditions and such other factors as the Nextel Board deems relevant. There can be no assurance that the Company will pay dividends at any time in the future.

        SECURITIES OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of November 30, 1996 (the "Ownership Date") (unless otherwise indicated), the amount and percentage of shares of each class of the Company's capital stock that are deemed under the rules of the Commission to be "beneficially owned" by (i) each director of the Company, (ii) the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company for the year ended December 31, 1995 who were employed by the Company as of the Ownership Date, (iii) all directors and executive officers of the Company as a group and (iv) each person or "group" (as such term is used in Section 13(d)(3) of the Exchange Act) known by the Company to be the beneficial owner of more than 5% of the outstanding shares of each class of the Company's capital stock.

                                        TITLE OF CLASS OF   AMOUNT AND NATURE       APPROXIMATE
                                          THE COMPANY'S       OF BENEFICIAL              %
NAME OF BENEFICIAL OWNER                  CAPITAL STOCK       OWNERSHIP(1)          OF CLASS(2)
------------------------                ------------------  -----------------      --------------
Daniel F. Akerson.....................  Class A Common          1,000,000(3)               *
                                        Stock

Brian D. McAuley......................  Class A Common          1,757,883(4)               *
                                        Stock

Morgan E. O'Brien.....................  Class A Common          1,366,211(5)               *
                                        Stock

Keith J. Bane.........................  Class A Common                  0(6)               *
                                        Stock

Robert Cooper.........................  Class A Common             50,000                  *
                                        Stock

Timothy M. Donahue....................  Class A Common              1,000                  *
                                        Stock

Craig O. McCaw........................  Class A Common         65,083,723(7)            22.7%
                                        Stock

Keisuke Nakasaki......................  Class A Common                  0(8)               *
                                        Stock

Masaaki Torimoto......................  Class A Common                  0(9)               *
                                        Stock

Dennis M. Weibling....................  Class A Common         65,083,723(10)           22.7%
                                        Stock

Robert S. Foosaner....................  Class A Common            180,000(11)              *
                                        Stock

All directors and executive officers
  as a group
  (20 persons)........................  Class A Common         69,631,295(12)           23.9%
                                        Stock

5% STOCKHOLDERS:

Digital Radio, L.L.C. ................  Class A Common         65,083,723(13)           22.7%
  2320 Carillon Point                   Stock
  Kirkland, Washington 98033            Class A Preferred       8,163,265              100.0%
                                        Stock
                                        Class B Preferred              82              100.0%
                                        Stock

Motorola, Inc.........................  Class A Common         60,590,000(14)           23.8%
  1303 East Algonquin Road              Stock
  Schaumburg, Illinois 60196            Class B Common         17,830,000              100.0%
                                        Stock

                                        TITLE OF CLASS OF   AMOUNT AND NATURE       APPROXIMATE
                                          THE COMPANY'S       OF BENEFICIAL              %
NAME OF BENEFICIAL OWNER                  CAPITAL STOCK       OWNERSHIP(1)          OF CLASS(2)
------------------------                ------------------  -----------------      --------------
Comcast Corporation...................  Class A Common         15,278,469(15)            5.8%
  1500 Market Street                    Stock
  Philadelphia, Pennsylvania 19102

---------------

   * Less than one percent (1%).

 (1) Under the rules of the Commission, a person is deemed to be the beneficial owner of a security if such person, directly or indirectly, has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the Ownership Date. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named individuals have sole voting and investment power with respect to the shares of the Company's capital stock beneficially owned.

 (2) Represents the voting power of the number of shares of each of class of capital stock beneficially owned as of the Ownership Date by each named person or group, expressed as a percentage of (a) all shares of the Company's capital stock of the indicated class actually outstanding as of such date (in the case of the Class A Common Stock, giving effect to the conversion of the Company's preferred stock and the Company's Class B Non-Voting Common Stock, par value $0.001 per share (the "Class B Common Stock")), plus (b) all other shares of capital stock deemed outstanding as of such date pursuant to Rule 13d-3(d)(1) under the Exchange Act.

 (3) Comprised of 1,000,000 shares of Class A Common Stock which are the subject of a deferred share grant made to Mr. Akerson in connection with his employment by Nextel.

 (4) Includes 764,634 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. McAuley upon the exercise of nonqualified stock options. Also includes ownership of 18,000 shares of Class A Common Stock that are held by Mr. McAuley's minor children. Mr. McAuley resigned his position as a director of the Company in January 1997.

 (5) Includes 866,063 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. O'Brien upon the exercise of nonqualified stock options.

 (6) Mr. Bane, who is Executive Vice President and Chief Corporate Officer of Motorola, disclaims beneficial ownership of all securities of the Company held by Motorola. See note 14.

 (7) Mr. McCaw, who is an equity owner and controlling person of the McCaw Investor, disclaims beneficial ownership of all securities of the Company held by the McCaw Investor, except to the extent of his pecuniary interest therein. See note 13.

 (8) Mr. Nakasaki, who is President and Chief Executive Officer of NTT America, Inc., a subsidiary of NTT, disclaims beneficial ownership of all shares of Class A Common Stock held by NTT. As of the Ownership Date, NTT held 1,532,959 shares.

 (9) Mr. Torimoto, who is employed by Matsushita as Chief Liaison between Matsushita and the Company, disclaims beneficial ownership of all shares of Class A Common Stock held by Matsushita. As of the Ownership Date, Matsushita held 3,000,000 shares.

(10) Mr. Weibling, who is President of Eagle River, an affiliate of the McCaw Investor, disclaims beneficial ownership of all securities of the Company held by the McCaw Investor, except to the extent of his pecuniary interest therein. See note 13.

(11) Includes 140,000 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. Foosaner upon the exercise of nonqualified stock options.

(12) Includes an aggregate of 3,958,425 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter by directors and executive officers as a group upon the exercise of nonqualified stock options or other stock purchase rights. See note 13.

(13) Comprised of (i) 5,593,846 shares of Class A Common Stock beneficially owned by the McCaw Investor, (ii) 35,000,000 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter upon the exercise of certain options, and (iii) 24,489,877 shares of Class A Common Stock, which represents the conversion of the 8,163,265 shares of Class A Preferred Stock and the 82 shares of the Company's Class B Convertible Preferred Stock, par value $0.01 per shares (the "Class B Preferred Stock") held by the McCaw Investor.

(14) Assuming conversion of the Class B Common Stock held by Motorola. Comprised of (i) 40,170,000 shares of Class A Common Stock beneficially owned by Motorola, (ii) 17,830,000 shares of Class B Common Stock beneficially owned by Motorola and (iii) 2,590,000 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter upon exercise of a warrant. Excludes 300,000 shares of Class A Common Stock as to which such warrant is not exercisable during such period. Motorola granted the McCaw Investor an option to acquire 9,000,000 shares included herein, which option is not currently exercisable.

(15) Comprised of 3,728,469 shares of Class A Common Stock beneficially owned by Comcast, as reported in the most recent amendment to the Schedule 13D of Comcast filed on October 1, 1996, and 12,000,000 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter upon the exercise of the option held by Comcast covering an aggregate of 25,000,000 shares of Class A Common Stock.

                          CONCERNING THE STOCKHOLDERS


     The Stockholders have advised the Company that, at the date of this Prospectus, they beneficially owned an aggregate of 8,310,541 shares of Common Stock, which represented approximately 3.1% of the outstanding Common Stock at November 30, 1996 (after giving effect to the WVB Merger). Assuming (i) the delivery to the Trust pursuant to the Contract of a number of shares of Common Stock equal to the maximum number required by the Trust to exchange all of the STRYPES as contemplated by the Contract and (ii) that the over-allotment option granted to the Underwriters of the STRYPES is not exercised and excluding shares of Common Stock which may be distributed by the Trust in connection with STRYPES subscribed for and purchased by an affiliate of Merrill Lynch in connection with the formation of the Trust, the Stockholders would beneficially own an aggregate of 1,141,954 shares or less than 1% of the outstanding Common Stock.


     The following table sets forth certain information as of the date of this Prospectus regarding the beneficial ownership of Common Stock by each of the
Stockholders:


                                                         BENEFICIAL OWNERSHIP
                                                    -------------------------------
                                                       NUMBER OF      PERCENTAGE OF
                                                       SHARES OF         COMMON            SHARES
NAME                                                COMMON STOCK(1)       STOCK       COVERED HEREBY(2)
----                                                ---------------   -------------   -----------------
Cherrywood Holdings, Inc.(3)(4)...................     5,941,909           2.2%           5,108,907
Vernon Investors, L.L.C.(3).......................     2,368,632            *             2,059,680
Rajendra Singh(3)(4)..............................     8,310,541           3.1%           7,168,587
Neera Singh(3)(4)(5)..............................     8,310,541           3.1%           7,168,587
The HRS Education Trust(3)(5).....................       592,158            *               514,920
The SRS Education Trust(3)(5).....................       592,158            *               514,920
                                                       ---------           ---            ---------
Total.............................................     8,310,541           3.1%           7,168,587
                                                       =========           ===            =========


---------------

  * Less than one percent.

(1) Includes shares of Common Stock obtainable as of the date of this Prospectus or within 60 days thereafter.

(2) Assumes no exercise of the over-allotment option granted to the Underwriters of the STRYPES and does not include shares of Common Stock which may be distributed by the Trust in connection with STRYPES subscribed for and purchased by an affiliate of Merrill Lynch in connection with the formation of the Trust.


(3) Each of Cherrywood Holdings, Inc. and Vernon Investors, L.L.C. is owned by the Beneficial Stockholders. Mr. and Mrs. Singh hold a majority of the voting stock of and control Cherrywood Holdings, Inc. and control Vernon Investors, L.L.C., a limited liability company, and may be deemed to be the beneficial owners of all shares held by such entities. Accordingly, the reported beneficial ownership for Mr. and Mrs. Singh includes the shares held by Cherrywood Holdings, Inc. and Vernon Investors, L.L.C.



(4) Includes 66,666 shares which may be acquired pursuant to a presently exercisable option held by NTI, L.L.C., a Delaware limited liability company, which is wholly owned by Telcom Ventures, L.L.C., an entity in which Mr. and Mrs. Singh through Cherrywood Holdings, Inc., have a controlling interest.



(5) Mrs. Singh is the trustee of each of The HRS Education Trust and The SRS Education Trust, the beneficiaries of which are the Singh's minor children. The shares reported as held by the trusts are also included in the shares reported as held by Vernon Investors, L.L.C.



     The Shares were issued to the Beneficial Stockholders in connection with the WVB Merger on January 30, 1997. During the three years preceding the Merger, various contractual and other relationships have existed between various Stockholders and their affiliates, on the one hand, and Nextel and its affiliates, on the other hand, as described below.



     During the years ended December 31, 1995, 1994 and 1993, LCC International, Inc. (including its predecessors Telcom Solutions, Inc. and LCC, Incorporated, "LCC International") provided various engineering and related consulting services for Nextel, as well as related engineering hardware and software products, in the ordinary course of business. It is anticipated that similar services will be provided to Nextel by LCC International in 1997. The amount of such sales and services provided to Nextel by LCC International or its predecessors in 1995, 1994 and 1993 was approximately $14.7 million, $14.0 million and $6.6 million, respectively. LCC International is majority owned by Telcom Ventures LLC ("Telcom"), in which Mr. and Mrs. Singh, two of the Beneficial Stockholders, have a controlling interest.


     In March 1995, another subsidiary of Telcom assumed from Craig O. McCaw an obligation of $9,845,000 to fund such subsidiary's investment in the McCaw Investor, which is a significant stockholder of Nextel. Such obligation bears interest at LIBOR plus 1.5% per annum and is payable in quarterly installments that commenced in November 1995 and which terminate at maturity in August 1997. Telcom holds an approximate 2.735% indirect interest in the McCaw Investor.

     In December 1995, Telcom borrowed $6,960,000 from a subsidiary of Nextel, which funds were used in the business of Telcom. This loan bears interest at 8% per annum and was originally due 180 days following demand. In June 1996, the parties amended the note such that it becomes due and payable on July 5, 1997. In addition, in December 1995, Nextel agreed to place $8,457,000 on deposit with a commercial bank to serve as cash collateral for a letter of credit issued by such bank on behalf of a subsidiary of Telcom. Such letter of credit expired in December 1996 and the deposited funds were returned to Nextel.

     Nextel and a company controlled by a principal indirect owner of Telcom are both stockholders of Mobilcom, which is the holder of certain SMR licenses and related assets in Mexico. In June 1996, a subsidiary of Nextel and such Telcom affiliate (together with other Mobilcom stockholders) entered into a Put-Call Agreement under which Nextel granted the Telcom affiliate and the other Mobilcom stockholders the right to require Nextel to purchase their shares under certain circumstances at a price calculated by a formula taking into consideration the fair market value of the purchased shares. In addition, Nextel was granted the right to require these Mobilcom stockholders to sell their shares to Nextel under certain circumstances at a similarly determined price.

     On October 28, 1996 Telcom and MIL, an indirect wholly owned subsidiary of Nextel agreed (subject to certain conditions, including necessary changes to Argentine SMR regulations) to form a joint venture with respect to their wireless communications operations in Argentina. Telcom owns a 99% interest in Wireless Ventures of Argentina ("WVA"), which, through its subsidiaries, holds SMR licenses in six cities in Argentina and a nationwide paging license in Argentina. MIL owns McCaw Argentina, S.A., which holds SMR licenses in four cities in Argentina. The agreement provides for satisfaction of a number of conditions, including the amendment prior to December 31, 1997 of SMR regulations in Argentina that limit to 100 the number of SMR channels that any single entity or affiliated group of entities may control in any particular Argentine city. Such regulations were amended in December 1996, and the formation of the joint venture is anticipated to occur during the first quarter of 1997.

     Other than arrangements described above, none of the Stockholders has had any material relationship with Nextel within the past three years.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the Nextel Charter, and the Amended and Restated By-Laws of the Company (the "By-Laws").


GENERAL


     Pursuant to the Nextel Charter, the Company has the authority to issue 613,883,948 shares of capital stock, divided into six classes as follows: (i) 515,000,000 shares of Common Stock, (ii) 35,000,000 shares of Class B NonVoting Common Stock, par value $.001 per share ("Non-Voting Common Stock"), (iii) 26,941,933 shares of Class A Convertible Redeemable Preferred Stock ("Class A Preferred Stock"), (iv) 82 shares of Class B Convertible Preferred Stock ("Class B Preferred Stock"), (v) 26,941,933 shares of Class C Convertible Redeemable Preferred Stock ("Class C Preferred Stock") and (vi) 10,000,000 shares of Preferred Stock (the "Undesignated Preferred Stock").

     As of November 30, 1996, the number of shares outstanding of Common Stock and Class B Non-Voting Common Stock was 209,412,559 and 17,830,000, respectively. Additionally, there were 24,489,795 shares of Class A Preferred Stock and 82 shares of Class B Preferred Stock outstanding on such date. No shares of either the Class C Preferred Stock or the Undesignated Stock were outstanding on such date. All shares of the capital stock of Nextel currently outstanding are fully paid and nonassessable and the holders thereof do not have preemptive rights. See also "Risk Factors -- Potential Dilution from Pending and Future Transactions."

     First Chicago Trust Company of New York acts as transfer agent and registrar for the Common Stock.

     Voting. Except as required by law with respect to shares of each of Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock, and except with respect to matters as to which shares of Class A Preferred Stock and Class B Preferred Stock vote separately as a class, the holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders of the Company. Except as otherwise required by law, the holders of the Non-Voting Common Stock have no right to vote on any matters to be voted on by the stockholders of the Company; provided, that the holders of the Non-Voting Common Stock have the right to vote as a separate class (with each share having one vote) on any merger, consolidation, reorganization or reclassification of the Company or its shares of capital stock, any amendment to the Nextel Charter or any liquidation, dissolution or winding up of the Company (each such event being a "Fundamental Change") in which shares of the Non-Voting Common Stock would be treated differently than shares of the Common Stock (other than a Fundamental Change in which the only difference in such treatment is that the holders of the Common Stock would be entitled to receive equity securities with full voting rights and the holders of the Non-Voting Common Stock would be entitled to receive equity securities which have voting rights substantially identical to the voting rights of the Non-Voting Common Stock and are convertible in connection with any Voting Conversion Event (as defined below), on a share for share basis, into the voting securities to which the holders of the Common Stock are entitled, but which are otherwise identical to such voting securities). Holders of Class A Preferred Stock, voting separately as a class, are entitled to elect three members of the Nextel Board or, if greater than three, that number of directors (rounded up to the nearest whole number) equal to 25% of the entire Nextel Board, subject to the termination of such rights if the McCaw Investor's equity interest in Nextel falls below specified levels. The Nextel Charter does not provide for cumulative voting in the election of directors.

     Dividends. Subject to the declaration and payment of dividends upon the preferred stock of the Company at the time outstanding, to the extent of any preference to which such preferred stock is entitled, and after the provision for any sinking or purchase fund or funds for any series of the preferred stock shall have been complied with, the Nextel Board may declare and pay dividends on the Common Stock and the Non-Voting Common Stock payable in cash or other consideration, out of funds legally available therefor provided that, if dividends are declared on the Common Stock which are payable in shares of Common Stock, then dividends payable at the same rate in shares of Non-Voting Common Stock must be declared on any outstanding shares of Non-Voting Common Stock. See also "Price Range of Common Stock and Dividend Policy."

     The Company has not paid any dividends on its Common Stock, and does not plan to pay any dividends on its Common Stock for the foreseeable future.

     Liquidation, Subdivision or Combination. In the event of any liquidation, dissolution or winding up of the Company or upon the distribution of the assets of the Company, all assets and funds of the Company remaining after payment in full of the debts and liabilities of the Company, and after the payment to the holders of the then outstanding preferred stock of the full preferential amounts to which they were entitled, would be divided and distributed among the holders of the Common Stock and Non-Voting Common Stock ratably. In no event will either Common Stock or Non-Voting Common Stock be split, divided or combined unless the other is proportionately split, divided or combined.

     Convertibility of Non-Voting Common Stock Into Common Stock. Upon the occurrence (or the expected occurrence) of any Voting Conversion Event (as defined below), each share of Non-Voting Common Stock which is being or has been distributed, disposed of or sold (or is expected to be distributed, disposed of or sold) in connection with such Voting Conversion Event will be convertible at the option of the holder thereof into one fully paid and nonassessable share of Common Stock, provided that, if any shares of Non-Voting Common Stock are converted into shares of Common Stock in connection with a Voting Conversion Event and any such shares of Common Stock are not actually distributed, disposed of or sold pursuant to such Voting Conversion Event, such shares of Common Stock which are not so distributed, disposed of or sold will be promptly converted back into the same number of shares of Non-Voting Common Stock.

     A "Voting Conversion Event" means: (i) any public offering or public sale of securities of the Company (including a public offering registered under the Securities Act and a public sale pursuant to Rule 144 of the Commission or any similar rule then in force); (ii) any sale of securities of the Company to a person or group of persons (within the meaning of the Exchange Act) if, after such sale, such person or group of persons in the aggregate would own or control securities which possess in the aggregate the ordinary voting power to elect a majority of the Company's Directors (provided that such sale has been approved by the Nextel Board or a committee thereof); (iii) any sale of securities of the Company to a person or group of persons (within the meaning of the Exchange
Act), if, after such sale, such person or group of persons in the aggregate would own or control securities of the Company (excluding any Non-Voting Common Stock being converted and disposed of in connection with such Voting Conversion Event) which possess in the aggregate the ordinary voting power to elect a majority of the Company's directors; (iv) any sale of securities of the Company to a person or group of persons (within the meaning of the Exchange Act) if, after such sale, such person or group of persons would not, in the aggregate, own, control or have the right to acquire more than two percent (2%) of the outstanding securities of any class of voting securities of the Company; and (v) any distribution, disposition or sale of any securities of the Company to a person or group of persons (within the meaning of the Exchange Act) in connection with a merger, consolidation or similar transaction if, after such transaction, such person or group of persons will own or control securities which constitute in the aggregate the ordinary voting power to elect a majority of the surviving corporation's directors (provided that the transaction has been approved by the Nextel Board or a committee thereof).


CERTAIN PROVISIONS OF THE CHARTER, THE BY-LAWS AND DELAWARE LAW


     The Nextel Charter and the By-Laws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. Although such provisions may have the effect of delaying, deferring or preventing a change in control of the Company, the Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Nextel Charter and the ByLaws.

     Board of Directors. The Nextel Charter provides that the Nextel Board be divided into three classes of directors, with each class having a number of directors as nearly equal as possible and with the term of each class expiring in a different year. The By-Laws provide that the Nextel Board shall consist of one or more members, and that the number of directors shall be determined by resolution of the Nextel Board or by the stockholders at their annual meeting or a special meeting. Nextel is a party to certain agreements with certain of its stockholders that entitle specified stockholders to name certain nominees to be elected to the Nextel Board and might require Nextel to increase the size of the Nextel Board. Additionally, the holders of Class A Preferred Stock, voting separately as a class, are entitled to elect a certain number of members of the Nextel Board. See "-- General -- Voting." Pursuant to the terms of the McCaw Securities Purchase Agreement, Nextel cannot increase the size of the Nextel Board to be greater than sixteen (16) members. The Nextel Board currently consists of nine directors. Subject to any rights of holders of preferred stock, a majority of the Nextel Board then in office has the sole authority to fill any vacancies on the Nextel Board. Under Delaware law, stockholders may remove members of a classified board only for cause.


     Stockholder Actions and Special Meetings. The Nextel Charter provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The By-Laws provide that, subject to the rights of holders of any series of preferred stock, special meetings of stockholders may be called only by the President of the Company, at the request of a majority of the Nextel Board or at the request of stockholders owning a majority of the entire capital stock of the Company issued and outstanding and entitled to vote.

     Anti-Takeover Statute. Section 203 of the Delaware General Corporation Law ("DGCL") is applicable to corporate takeovers in Delaware. Subject to certain exceptions set forth therein, Section 203 of the DGCL provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (a) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (c) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified therein, an interested stockholder is defined to include any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation, (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, and (c) the affiliates and associates of (a) or (b). Under certain circumstances, Section 203 of the DGCL makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption. The Nextel Charter and the By-Laws do not exclude the Company from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Nextel Board since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.

                              PLAN OF DISTRIBUTION


     The following accurately summarizes information provided to the Company by the Stockholders on February 13, 1997. The Company has not independently verified the accuracy or currency of any of such information, and strongly urges recipients of this Prospectus to consult the STRYPES Prospectus and/or the related registration statement filed by the Trust (including any exhibits thereto) concerning any and all of the matters addressed hereunder.

     The Company is advised that it is the investment objective of the Trust to distribute to the holders of the STRYPES on the Exchange Date a specified number of shares of Common Stock (and/or, pursuant to certain anti-dilution provisions of the Contract, cash, securities and other property). The Company is advised that, pursuant to the terms of the Contract, assuming the Trust continues to the Exchange Date, the Contracting Stockholders are obligated to deliver to the Trust immediately prior to the Exchange Date a number of shares of Common Stock covered by this Prospectus (and/or cash, securities and other property) equal to the number (or amount) required by the Trust in order to exchange all of the STRYPES (including STRYPES issued pursuant to the over-allotment option granted to the Underwriters of the STRYPES and STRYPES subscribed for and purchased by an affiliate of Merrill Lynch in connection with the formation of the Trust) on the Exchange Date in accordance with its investment objective, subject to each Contracting Stockholder's option to settle its obligations under the Contract, in whole or in part, by delivering cash with an equal value. The Company is not a party to the Contract and has no obligation thereunder or with respect to the STRYPES, which are securities of the Trust and are not securities of the Company.



     The Company is advised that each of the Stockholders has agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or cause to be filed a registration statement under the Securities Act with respect to, any shares of Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for a period of 90 days after the date of this Prospectus without the prior written consent of Merrill Lynch.


     Each of the Company and the Stockholders have agreed to indemnify the Trust and the Underwriters of the STRYPES against certain liabilities, including liabilities under the Securities Act, with respect to the information in this Prospectus (including the documents incorporated by reference herein) other than information furnished to the Company in writing by the Trust or the Underwriters of the STRYPES through Merrill Lynch expressly for use herein.

                               VALIDITY OF SHARES

     The validity of the Shares offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, counsel for the Company.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules incorporated in this Prospectus by reference from Nextel's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Dial Page, Inc. and subsidiaries as of December 31, 1995 and for the year then ended, incorporated in this Prospectus by reference from Nextel's Form 8-K/A filed on April 26, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Dial Page, Inc. and subsidiaries as of December 31, 1993 and 1994 and for each of the years in the three-year period ended December 31, 1994, which are included as part of the Form 8-K dated February 6, 1996, as amended, of Nextel Communications, Inc., have been incorporated by reference herein in reliance upon the report, dated February 17, 1995, of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

             ======================================================

  NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING OF COMMON STOCK DESCRIBED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THOSE SHARES OF COMMON STOCK SPECIFICALLY OFFERED HEREBY OR OF ANY OF SUCH SHARES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Information
  by Reference........................    3
Prospectus Summary....................    4
Risk Factors..........................   10
Price Range of Common Stock and
  Dividend Policy.....................   27
Securities Ownership of Management and
  Certain Beneficial Owners...........   28
Concerning the Stockholders...........   30
Description of Capital Stock..........   32
Plan of Distribution..................   34
Validity of Shares....................   35
Experts...............................   35


             ======================================================
             ======================================================

                                7,168,587 SHARES

                                 [NEXTEL LOGO]


                          Nextel Communications, Inc.

                              Class A Common Stock

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                               FEBRUARY 14, 1997


             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Estimated expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions, are as follows:


      Registration Fee............................................................................................... $ 37,472
      Legal Fees and Expenses........................................................................................  175,000
      Accounting Fees and Expenses...................................................................................   50,000
      Printing Expenses..............................................................................................   10,000
      Miscellaneous..................................................................................................   27,528
                                                                                                                      --------
            Total.................................................................................................... $300,000
                                                                                                                      ========



      The Stockholders will pay all registration fees and printing expenses and will reimburse Nextel for all other out-of-pocket costs, including legal and accounting fees and expenses, incurred in connection with the distribution of the shares of Common Stock covered hereby (the "Shares") up to an aggregate limit amount of $250,000.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Set forth below is a description of certain provisions of the Restated Certificate of Incorporation, (the "Nextel Charter"), of Nextel Communications, Inc. ("New Nextel," and, together with "Old Nextel," its predecessor corporation of the same name, "Nextel"), the Amended and Restated By-laws of Nextel (the "Nextel By-laws") and the Delaware General Corporation Law (the "DGCL"). This description is intended as a summary only and is qualified in its entirety by reference to the Nextel Charter, the Nextel By-laws and the DGCL.

      Elimination of Liability in Certain Circumstances. The Nextel Charter provides that, to the full extent provided by law, a director will not be personally liable to Nextel or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director. The DGCL provides that a corporation may limit or eliminate a director's personal liability for monetary damages to the corporation or its stockholders, except for liability (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

      While Article 7 of the Nextel Charter provides directors with protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, Article 7 will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of the duty of care. The provisions of
Article 7 as described above apply to officers of Nextel only if they are directors of Nextel and are acting in their capacity as directors, and does not apply to officers of Nextel who are not directors.

      Indemnification and Insurance. Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

      Article 6 of the Nextel Charter and Article VII of the Nextel By-laws provide to directors and officers indemnification to the full extent provided by law, thereby affording the directors and officers of Nextel the protections available to directors and officers of Delaware corporations. Article VII of the Nextel By-laws also provides that expenses incurred by a person in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director or officer shall be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Nextel as authorized by relevant Delaware law. Nextel has obtained directors and officers liability insurance providing coverage to its directors and officers.

      On September 12, 1991, the Board of Directors of Nextel unanimously adopted resolutions authorizing Nextel to enter into an Indemnification Agreement (the "Indemnification Agreement") with each director of Nextel. Nextel has entered into an Indemnification Agreement with each of the directors other than its two most recently elected directors, Daniel F. Akerson and Timothy M. Donahue.

      One of the purposes of the Indemnification Agreements is to attempt to specify the extent to which persons entitled to indemnification thereunder (the "Indemnitees") may receive indemnification under circumstances in which indemnity would not otherwise be provided by the DGCL. Pursuant to the Indemnification Agreements, an Indemnitee is entitled to indemnification as provided by Section 145 of the DGCL and to indemnification for any amount which the Indemnitee is or becomes legally obligated to pay relating to or arising out of any claim made against such person because of any act, failure to act or neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which such person commits, suffers, permits or acquiesces in while acting in the Indemnitee's position with Nextel. The Indemnification Agreements are in addition to and are not intended to limit any rights of indemnification which are available under the Nextel Charter or the Nextel By-laws, any policy of insurance or otherwise. Nextel is not required under the Indemnification Agreements to make payments in excess of those expressly provided for in the DGCL in connection with any claim against the
Indemnitee:

            (i) which results in a final, nonappealable order directing the Indemnitee to pay a fine or similar governmental imposition which Nextel is prohibited by applicable law from paying; or

            (ii) based upon or attributable to the Indemnitee gaining in fact a personal profit to which he was not legally entitled including, without limitation, profits made from the purchase and sale by the Indemnitee of equity securities of Nextel which are recoverable by Nextel pursuant to
      Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and profits arising from transactions in publicly traded securities of Nextel which were effected by the Indemnitee in violation of
      Section 10(b) of the Exchange Act or Rule 10b-5 promulgated thereunder.

      In addition to the rights to indemnification specified therein, the Indemnification Agreements are intended to increase the certainty of receipt by the Indemnitee of the benefits to which he or she is entitled by providing specific procedures relating to indemnification.

      The Indemnification Agreements are also intended to provide increased assurance of indemnification by prohibiting Nextel from adopting any amendment to the Nextel Charter or the Nextel By-laws which would have the effect of denying, diminishing or encumbering the Indemnitee's rights pursuant thereto or to the DGCL or any other law as applied to any act or failure to act occurring in whole or in part prior to the effective date of such amendment.

      The Stockholders have agreed, among other things, to: (i) jointly and severally indemnify Nextel in full against any and all losses, costs and liabilities incurred by Nextel, its officers, directors, attorneys, agents or controlled affiliates or any of them (the "Indemnified Group") that arises from or is connected with any claim, action or proceeding brought against or involving any member of the Indemnified Group by any purchaser or underwriter (or any person claiming or asserting a claim by or through any such purchaser or underwriter) of the offering of the Shares except to the extent the same are determined by an adjudication to arise from one or more materially false or misleading statements or omissions contained (or incorporated by reference) in the prospectus or elsewhere in the registration statement, in the form declared effective (other than any of such information as was supplied (or was legally required to be supplied) by any of such Stockholders or the underwriters for inclusion in such prospectus or registration statement), or included in other written materials prepared by Nextel or at Nextel's direction and were specifically authorized in writing by Nextel to be employed as part of the offering materials related to the offering made hereby (any such claim, action or proceeding for which such indemnification may be sought, after giving effect to the exclusions set forth in the foregoing proviso, being referred to as an "Indemnifiable Action"); (ii) pay to Nextel the amount of any payment Nextel in turn would be required to make to the carriers providing its Directors and Officers' insurance coverage to reinstate a dollar amount of insurance coverage, up to the maximum amount of coverage initially in force under the applicable policies during the current coverage period, to the extent such coverage is reduced by any payments made to or claims filed by or for the benefit of any member of the Indemnified Group in respect of an Indemnifiable Action; and (iii) pay Nextel for all excess premium amounts that Nextel in turn would be required to pay to secure an extension of its Directors and Officers' insurance coverage and related policies of insurance at the expiration of the current coverage period (with such extension coverage being in all material respects, including term, deductibles, co-pays and allocations, limits and exclusions, substantially identical to the coverage currently in force) as a result of any payments made to or claims filed by or for the benefit of any member of the Indemnified Group in respect of an Indemnifiable Action.

ITEM 16.    EXHIBITS.

      Pursuant to Item 601 of Regulation S-K, 17 C.F.R. section
229.601(b)(4)(iii)(A), Nextel has excluded from Exhibit No. 4 instruments defining the rights of holders of long-term debt with respect to debt that does not exceed 10% of the total assets of Nextel. Nextel agrees to furnish copies of such instruments to the Commission upon request.



EXHIBIT
NUMBER                                                        Description of Exhibits
------                                                        -----------------------

*1.1               Form of Registration Agreement among Nextel, Nextel STRYPES Trust and the Underwriters of the
                   STRYPES.
 4.1  -
                   Restated Certificate of Incorporation of Nextel (filed on July 31, 1995 as Exhibits No. 4.1.1 and 4.1.2 to Nextel's Post-Effective Amendment No. 1 on Form S-8 to Registration Statement No. 33-91716 on
                   Form S-4 (the "Nextel S-8 Registration Statement") and incorporated herein by reference).

 4.2  -            Amended and Restated By-laws of Nextel (filed on July 31, 1995 as Exhibit No. 4.2 to the Nextel S-8
                   Registration Statement and incorporated herein by reference).

 4.3  -            Financing and Security Agreement between Motorola, Inc., Smart SMR of California, Inc. and Old
                   Nextel, dated as of November 1, 1991 (filed on November 15, 1991 as Exhibit No. 10.49 to
                   Registration Statement No. 33-43415 on Form S-1 of Old Nextel filed on October 18, 1991 (the
                   "S-1 Registration Statement") and incorporated herein by reference).

 4.4  -            Financing and Security Agreement between Motorola, Inc., Smart SMR of Illinois, Inc. and Old
                   Nextel, dated as of November 1, 1991 (filed on November 15, 1991 as Exhibit No. 10.50 to the S-1
                   Registration Statement and incorporated herein by reference).

 4.5  -            Financing and Security Agreement between Motorola, Inc., Smart SMR of Texas, Inc. and Old
                   Nextel, dated as of November 1, 1991 (filed on November 15, 1991 as Exhibit No. 10.51 to the S-1
                   Registration Statement and incorporated herein by reference).

 4.6  -            Financing and Security Agreement between Motorola, Inc., Smart SMR of New York, Inc. and Old
                   Nextel, dated as of November 1, 1991 (filed on November 15, 1991 as Exhibit No. 10.52 to the S-1
                   Registration Statement and incorporated herein by reference).

 4.7  -            Financing and Security Agreement between Northern Telecom Finance Corporation, Smart SMR of
                   California, Inc. and Old Nextel, dated as of November 1, 1991 (filed on November 15, 1991 as
                   Exhibit No. 10.54 to the S-1 Registration Statement and incorporated herein by reference).

 4.8  -            Financing and Security Agreement between Northern Telecom Finance Corporation, Smart SMR of
                   Illinois, Inc., and Old Nextel, dated as of November 15, 1991 (filed on November 15, 1991 as Exhibit
                   No. 10.55 to the S-1 Registration Statement and incorporated herein by reference).

 4.9  -            Financing and Security Agreement between Northern Telecom Finance Corporation, Smart SMR of
                   Texas, Inc. and Old Nextel, dated as of November 15, 1991 (filed on November 15, 1991 as Exhibit
                   No. 10.56 to the S-1 Registration Statement and incorporated herein by reference).

 4.10 -            Financing and Security Agreement between Northern Telecom Finance Corporation, Smart SMR of
                   New York, Inc. and Old Nextel, dated as of November 15, 1991 (filed on November 15, 1991 as
                   Exhibit No. 10.57 to the S-1 Registration Statement and incorporated herein by reference).

 4.11 -            Amendment No. 2, dated as of August 2, 1994, to Financing and Security Agreements, dated as of
                   November 1, 1991, by and among Motorola, Smart SMR of California, Inc., Smart SMR of New
                   York, Inc., Smart SMR of Illinois, Inc., Smart SMR of Texas, Inc. and Old Nextel (filed as Exhibit
                   10.01 to the ESMR S-4 Registration Statement and incorporated herein by reference).

 4.12 -            Indenture between Old Nextel and The Bank of New York, as Trustee, dated August 15, 1993
                   (the "August Indenture") (filed on December 23, 1993 as Exhibit No. 4.13 to the Registration
                   Statement on Form S-4 of the Company, No. 33-73388 (the "PowerFone S-4 Registration Statement")
                   and incorporated herein by reference).

 4.13 -            Form of Note issued pursuant to the August Indenture (included in Exhibit No. 4.12).

 4.14 -            Indenture between Old Nextel and The Bank of New York, as Trustee, dated as of February 15,
                   1994 (the "February Indenture") (filed on March 1, 1994 as Exhibit No. 4.1 to the Form 8-K Current
                   Report of Old Nextel dated February 16, 1994 and incorporated herein by reference).


EXHIBIT
NUMBER                                                        Description of Exhibits
------                                                        -----------------------

 4.15 -            Form of Note issued pursuant to the February Indenture (included in Exhibit No. 4.14).

 4.16 -            Supplemental Indenture, dated as of June 30, 1995 to the August Indenture between Old Nextel and
                   The Bank of New York (filed on November 14, 1995 as Exhibit 4.1 to the Quarterly Report on Form
                   10-Q of Nextel for the quarter ended September 30, 1995 and incorporated herein by reference).

 4.17 -            Supplemental Indenture, dated as of June 30, 1995 to the February Indenture between Old Nextel and The Bank of New York (filed on November 14, 1995 as Exhibit 4.2 to the Quarterly Report on
                   Form 10-Q of Nextel for the quarter ended September 30, 1995 and incorporated herein by reference).

 4.18 -            Second Supplemental Indenture, dated as of July 28, 1995 between ESMR (now known as Nextel), as
                   Successor by Merger to Old Nextel and The Bank of New York (relating to the August Indenture)
                   (filed on November 14, 1995 as Exhibit 4.3 to the Quarterly Report on Form 10-Q of Nextel for the
                   quarter ended September 30, 1995 and incorporated herein by reference).

 4.19 -            Second Supplemental Indenture, dated as of July 28, 1995 between ESMR (now known as Nextel), as
                   Successor by Merger to Old Nextel and The Bank of New York (relating to the February Indenture)
                   (filed on November 14, 1995 as Exhibit 4.4 to the Quarterly Report on Form 10-Q of Nextel for the
                   quarter ended September 30, 1995 and incorporated herein by reference).

 4.20 -            Indenture for Senior Redeemable Discount Notes due 2004, dated as of January 13, 1994, between
                   OneComm (formerly called CenCall Communications Corp.) and The Bank of New York (the
                   "OneComm Indenture") (filed on June 7, 1995 as Exhibit No. 99.2 to Old Nextel's Registration
                   Statement No. 33-93182 on Form S-4 (the "OneComm S-4 Registration Statement") and incorporated herein by reference).

 4.21 -            Form of Note issued pursuant to the OneComm Indenture (included in Exhibit 4.20).

 4.22 -            Supplemental Indenture dated as of June 30, 1995 to the OneComm Indenture between OneComm
                   (formerly called CenCall Communications Corp.) and The Bank of New York (filed on November
                   14, 1995 as Exhibit 10.12 to the Form 10-Q for the quarter ended September 30, 1995 and incorporated herein by reference).

 4.23 -            Second Supplemental Indenture dated as of July 28, 1995 between Nextel (formerly known as ESMR,
                   Inc.), as successor to OneComm, and The Bank of New York (relating to the OneComm Indenture)
                   (filed on November 14, 1995 as Exhibit 10.13 to the Form 10-Q for the quarter ended September 30,
                   1995 and incorporated herein by reference).

 4.24 -            Indenture for Senior Redeemable Discount Notes due 2004, dated as of April 25, 1994, between Dial
                   Call and The Bank of New York (the "2004 Indenture") (filed on June 7, 1995 as Exhibit 99.4 to the
                   OneComm S-4 Registration Statement and incorporated herein by reference).

 4.25 -            Supplemental Indenture, dated as of August 7, 1995, to the 2004 Indenture between Dial Call and
                   The Bank of New York (filed on December 5, 1995 as Exhibit 99.3 to Nextel's Registration
                   Statement No. 33-80021 on Form S-4 (the "Dial Page S-4 Registration Statement") and incorporated herein by reference).

 4.26 -            Second Supplemental Indenture, dated as of January 30, 1996, to the 2004 Indenture between Dial
                   Page (as successor to Dial Call) and The Bank of New York (filed on April 1, 1996 as Exhibit 4.26 to the Annual Report on Form 10-K of Nextel for the year ended December 31, 1995 (the "1995
                   Form 10-K") and incorporated herein by reference).

 4.27 -            Third Supplemental Indenture, dated as of January 30, 1996, to the 2004 Indenture between Nextel
                   (as successor to Dial Page) and The Bank of New York (filed on April 1, 1996 as Exhibit 4.27 to the
                   1995 Form 10-K and incorporated herein by reference).




EXHIBIT
NUMBER                                                        Description of Exhibits
------                                                        -----------------------


 4.28 -            Indenture for Senior Discount Notes due 2005, dated as of December 22, 1993, between Dial Call and The Bank of New York (the "2005 Indenture") (filed as Exhibit 99.3 to the OneComm S-4
                   Registration Statement and incorporated herein by reference).

 4.29 -            Supplemental Indenture, dated as of April 15, 1994, to the 2005 Indenture between Dial Call and
                   The Bank of New York (filed on April 1, 1996 as Exhibit 4.29 to the 1995 Form 10-K and
                   incorporated herein by reference).

 4.30 -            Supplemental Indenture, dated as of June 30, 1995, to the 2005 Indenture between Dial Call and The
                   Bank of New York (filed on December 5, 1995 as Exhibit 99.4 to the Dial Page S-4 Registration
                   Statement and incorporated herein by reference).

 4.31 -            Third Supplemental Indenture, dated as of January 30, 1996, to the 2005 Indenture between Dial
                   Page (as successor to Dial Call) and The Bank of New York (filed on April 1, 1996 as Exhibit 4.31 to the 1995 Form 10-K and incorporated herein by reference).

 4.32 -            Fourth Supplemental Indenture, dated as of January 30, 1996, to the 2005 Indenture between  Nextel
                   (as successor to Dial Page) and The Bank of New York (filed on April 1, 1996 as Exhibit 4.32 to the
                   1995 Form 10-K and incorporated herein by reference).

 4.33 -            Registration Agreement, dated as of August 23, 1996, by and among Nextel, Grupo Comunicaciones,
                   San Luis S.A. de C.V. and each of the persons listed in Schedule 1 thereto (filed on September 11,
                   1996 as Exhibit 4.33 to Nextel's Registration Statement No. 333-11733 on Form S-4 and incorporated herein by reference).

 4.34 -            Amendment to Registration Agreement dated as of November 22, 1996 by and among Nextel, Grupo
                   Comunicaciones, San Luis S.A. de C.V. and each of the persons listed in Schedule 1 thereto (filed on
                   November 26, 1996 as Exhibit 99.1 to the Form 8-K dated November 22, 1996 and incorporated by reference).

 4.35 -            Further Amendment to Registration Agreement dated December 20, 1996 by and among Nextel,
                   Grupo Comunicaciones, San Luis S.A. de C.V. and each of the persons listed in Schedule 1 thereto
                   (filed on January 7, 1997 as Exhibit 4.35 to the Registration Statement on Form S-3 of Nextel, No.
                   333-19333 and incorporated herein by reference).

 4.36 -            Agreement and Plan of Merger among Nextel, Dial Call Indimich, Inc. and Wireless Ventures of
                   Brazil, Inc., dated as of October 28, 1996, as amended (filed on December 23, 1996 as Exhibits 2.1 and 2.2 to the Registration Statement on Form S-4 of Nextel, No. 333-17173 and incorporated herein by reference).

 *5   -            Opinion of Jones, Day, Reavis & Pogue re: validity.

 23.1 -            Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5).

*23.2 -            Consents of Deloitte & Touche LLP.

*23.3 -            Consent of KPMG Peat Marwick LLP.

**24  -            Powers of Attorney.


-----------------------

*  Filed herewith.


** Previously filed.

ITEM 17. UNDERTAKINGS.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


        The undesigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933:

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, in the Commonwealth of Virginia, on February 13, 1997.


                                                Nextel Communications, Inc.


                                                By:/s/ Thomas J. Sidman
                                                   ----------------------
                                                     Thomas J. Sidman
                                                     Vice President and
                                                     General Counsel




         Pursuant to the requirements of the Securities Act of 1933, this amendment to its registration statement has been signed below by the following persons in the capacities and on the dates indicated:




NAME                                TITLE                                                                 DATE
----                                -----                                                                 ----
          *                         Chairman of the Board, Chief Executive Officer
--------------------                and Director (Principal Executive Officer)
Daniel F. Akerson

          *                         Senior Vice President and Chief Financial
--------------------                Officer (Principal Financial Officer)
Steven M. Shindler

          *                         Vice President and Corporate Controller
--------------------                (Principal Accounting Officer)
Stephen M. Bailor

          *                         Vice Chairman of the Board and Director
--------------------
Morgan E. O'Brien

          *                         President, Chief Operating Officer and Director
--------------------
Timothy M. Donahue

          *                         Director
--------------------
Keith J. Bane

          *                         Director
--------------------
Robert Cooper

                                    Director
--------------------
Craig O. McCaw

          *                         Director
--------------------
Keisuke Nakasaki

          *                         Director
--------------------
Masaaki Torimoto

          *                         Director
--------------------
Dennis M. Weibling

/s/ Thomas J. Sidman                Attorney-in-fact                                                     February 13, 1997
--------------------
*Thomas J. Sidman

                                    EXHIBITS


EXHIBIT
NUMBER                                           DESCRIPTION OF EXHIBITS                                                  PAGE
------                                           -----------------------                                                  ----

*1.1              Form of Registration Agreement among Nextel, Nextel STRYPES Trust and the Underwriters of the STRYPES.
 4.1    -                                                                                                          Not applicable
                  Restated Certificate of Incorporation of Nextel (filed on July 31, 1995 as
                  Exhibits No. 4.1.1 and 4.1.2 to Nextel's Post-Effective Amendment No. 1 on
                  Form S-8 to Registration Statement No. 33-91716 on Form S-4 (the "Nextel S-
                  8 Registration Statement") and incorporated herein by reference).

 4.2    -         Amended and Restated By-laws of Nextel (filed on July 31, 1995 as Exhibit                        Not applicable
                  4.2 to the Nextel S-8 Registration Statement and incorporated herein by reference).

 4.3    -         Financing and Security Agreement between Motorola, Inc., Smart SMR of                            Not applicable
                  California, Inc. and Old Nextel, dated as of November 1, 1991 (filed on
                  November 15, 1991 as Exhibit No. 10.49 to Registration
                  Statement No. 33- 43415 on Form S-1 of Old Nextel (the "S-1
                  Registration Statement") and incorporated herein by
                  reference).

 4.4    -         Financing and Security Agreement between Motorola, Inc., Smart SMR of                            Not applicable
                  Illinois, Inc. and Old Nextel, dated as of November 1, 1991 (filed on
                  November 15, 1991 as Exhibit No. 10.50 to the S-1 Registration Statement and
                  incorporated herein by reference).

 4.5    -         Financing and Security Agreement between Motorola, Inc., Smart SMR of                            Not applicable
                  Texas, Inc. and Old Nextel, dated as of November 1, 1991 (filed on
                  November 15, 1991 as Exhibit No. 10.51 to the S-1 Registration Statement and
                  incorporated herein by reference).

 4.6    -         Financing and Security Agreement between Motorola, Inc., Smart SMR of                            Not applicable
                  New York, Inc. and Old Nextel, dated as of November 1, 1991 (filed on
                  November 15, 1991 as Exhibit No. 10.52 to the S-1 Registration Statement and
                  incorporated herein by reference).

 4.7    -         Financing and Security Agreement between Northern Telecom Finance                                Not applicable
                  Corporation, Smart SMR of California, Inc. and Old Nextel, dated as of
                  November 1, 1991 (filed on November 15, 1991 as Exhibit No. 10.54 to the S-1
                  Registration Statement and incorporated herein by reference).

 4.8    -         Financing and Security Agreement between Northern Telecom Finance                                Not applicable
                  Corporation, Smart SMR of Illinois, Inc., and Old Nextel, dated as of
                  November 15, 1991 (filed on November 15, 1991 as Exhibit No. 10.55 to the
                  S-1 Registration Statement and incorporated herein by reference).

 4.9    -         Financing and Security Agreement between Northern Telecom Finance                                Not applicable
                  Corporation, Smart SMR of Texas, Inc. and Old Nextel, dated as of
                  November 15, 1991 (filed on November 15, 1991 as Exhibit No. 10.56 to the
                  S-1 Registration Statement and incorporated herein by reference).

 4.10   -         Financing and Security Agreement between Northern Telecom Finance                                Not applicable
                  Corporation, Smart SMR of New York, Inc. and Old Nextel, dated as of
                  November 15, 1991 (filed on November 15, 1991 as Exhibit No. 10.57 to the
                  S-1 Registration Statement and incorporated herein by reference).



EXHIBIT
NUMBER                                           DESCRIPTION OF EXHIBITS                                                  PAGE
------                                           -----------------------                                                  ----



 4.11   -         Amendment No. 2, dated as of August 2, 1994, to Financing and Security                           Not applicable
                  Agreements, dated as of November 1, 1991, by and among Motorola, Smart
                  SMR of California, Inc., Smart SMR of New York, Inc., Smart SMR of
                  Illinois, Inc., Smart SMR of Texas, Inc. and Old Nextel (filed as Exhibit 10.01 to the ESMR S-4 Registration Statement and incorporated herein by reference).

 4.12   -         Indenture between Old Nextel and The Bank of New York, as Trustee, dated                         Not applicable
                  August 15, 1993 (the "August Indenture") (filed on December 23, 1993 as
                  Exhibit No. 4.13 to the Registration Statement on Form S-4 of the Company,
                  No. 33-73388 (the "PowerFone S-4 Registration Statement") and incorporated herein by reference).

 4.13   -         Form of Note issued pursuant to the August Indenture (included in Exhibit                        Not applicable
                  No. 4.12).

 4.14   -         Indenture between Old Nextel and The Bank of New York, as Trustee, dated                         Not applicable
                  as of February 15, 1994 (the "February Indenture") (filed on March 1, 1994 as
                  Exhibit No. 4.1 to the Form 8-K of Old Nextel dated February 16, 1994 and incorporated herein by reference).

 4.15   -         Form of Note issued pursuant to the February Indenture (included in Exhibit                      Not applicable
                  No. 4.14).

 4.16   -         Supplemental Indenture, dated as of June 30, 1995 to the August Indenture                        Not applicable
                  between Old Nextel and The Bank of New York (filed on November 14, 1995 as Exhibit 4.1 to the Quarterly Report on Form 10-Q of Nextel for the quarter ended September 30, 1995 and incorporated herein by reference).

 4.17   -         Supplemental Indenture, dated as of June 30, 1995 to the February Indenture                      Not applicable
                  between Old Nextel and The Bank of New York (filed on November 14, 1995 as Exhibit 4.2 to the Quarterly Report on Form 10-Q of Nextel for the quarter ended September 30, 1995 and incorporated herein by reference).

 4.18   -         Second Supplemental Indenture, dated as of July 28, 1995 between ESMR                            Not applicable
                  (now known as Nextel), as Successor by Merger to Old Nextel and The Bank
                  of New York (relating to the August Indenture) (filed on November 14, 1995 as Exhibit 4.3 to the Quarterly Report on Form 10-Q of Nextel for the quarter ended September 30, 1995 and incorporated herein by reference).

 4.19   -         Second Supplemental Indenture, dated as of July 28, 1995 between ESMR                            Not applicable
                  (now known as Nextel), as Successor by Merger to Old Nextel and The Bank
                  of New York (relating to the February Indenture) (filed on November 14,
                  1995 as Exhibit 4.4 to the Quarterly Report on Form 10-Q of Nextel for the
                  quarter ended September 30, 1995 and incorporated herein by reference).

 4.20   -         Indenture for Senior Redeemable Discount Notes due 2004, dated as of                             Not applicable
                  January 13, 1994, between OneComm (formerly called CenCall
                  Communications Corp.) and The Bank of New York (the "OneComm
                  Indenture") (filed on June 7, 1995 as Exhibit No. 99.2 to Old Nextel's
                  Registration Statement No. 33-93182 on Form S-4 (the "OneComm S-4
                  Registration Statement") and incorporated herein by reference).

 4.21   -         Form of Note issued pursuant to the OneComm Indenture (included in                               Not applicable
                  Exhibit 4.20).

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



EXHIBIT
NUMBER                                           DESCRIPTION OF EXHIBITS                                                  PAGE
------                                           -----------------------                                                  ----



 4.22   -         Supplemental Indenture dated as of June 30, 1995 to the OneComm Indenture                        Not applicable
                  between OneComm (formerly called CenCall Communications Corp.) and
                  The Bank of New York (filed on November 14, 1995 as Exhibit 10.12 to the
                  Form 10-Q for the quarter ended September 30, 1995 and incorporated herein by reference).

 4.23   -         Second Supplemental Indenture dated as of July 28, 1995 between Nextel                           Not applicable
                  (formerly known as ESMR, Inc.), as successor to OneComm, and The Bank of New York (relating to the OneComm Indenture) (filed on November 14,
                  1995 as Exhibit 10.13 to the Form 10-Q for the quarter ended September 30,
                  1995 and incorporated herein by reference).

 4.24   -         Indenture for Senior Redeemable Discount Notes due 2004, dated as of                             Not applicable
                  April 25, 1994, between Dial Call and The Bank of New York (the "2004
                  Indenture") (filed on June 7, 1995 as Exhibit 99.4 to the OneComm S-4
                  Registration Statement and incorporated herein by reference).

 4.25   -         Supplemental Indenture, dated as of August 7, 1995, to the 2004 Indenture                        Not applicable
                  between Dial Call and The Bank of New York (filed on December 5, 1995 as
                  Exhibit 99.3 to Nextel's Registration Statement No. 33-80021 on Form S-4 (the
                  "Dial Page S-4 Registration Statement") and incorporated herein by reference).

 4.26   -         Second Supplemental Indenture, dated as of January 30, 1996, to the 2004                         Not applicable
                  Indenture between Dial Page (as successor to Dial Call) and The Bank of
                  New York (filed on April 1, 1996 as Exhibit 4.26 to the Annual Report on
                  Form 10-K of Nextel for the year ended December 31, 1995 (the "1995 Form
                  10-K") and incorporated herein by reference).

 4.27   -         Third Supplemental Indenture, dated as of January 30, 1996, to the 2004                          Not applicable
                  Indenture between Nextel (as successor to Dial Page) and The Bank of New
                  York (filed on April 1, 1996 as Exhibit 4.27 to the 1995 Form 10-K and
                  incorporated herein by reference).

 4.28   -         Indenture for Senior Discount Notes due 2005, dated as of December 22,                           Not applicable
                  1993, between Dial Call and The Bank of New York (the "2005 Indenture")
                  (filed as Exhibit 99.3 to the OneComm S-4 Registration Statement and
                  incorporated herein by reference).

 4.29   -         Supplemental Indenture, dated as of April 15, 1994, to the 2005 Indenture                        Not applicable
                  between Dial Call and The Bank of New York (filed on April 1, 1996 as
                  Exhibit 4.29 to the 1995 Form 10-K and incorporated herein by reference).

 4.30   -         Supplemental Indenture, dated as of June 30, 1995, to the 2005 Indenture                         Not applicable
                  between Dial Call and The Bank of New York (filed on December 5, 1995 as
                  Exhibit 99.4 to the Dial Page S-4 Registration Statement and incorporated herein by reference).

 4.31   -         Third Supplemental Indenture, dated as of January 30, 1996, to the 2005                          Not applicable
                  Indenture between Dial Page (as successor to Dial Call) and The Bank of
                  New York (filed on April 1, 1996 as Exhibit 4.31 to the 1995 Form 10-K and
                  incorporated herein by reference).

 4.32   -         Fourth Supplemental Indenture, dated as of January 30, 1996, to the 2005                         Not applicable
                  Indenture between Nextel (as successor to Dial Page) and The Bank of New
                  York (filed on April 1, 1996 as Exhibit 4.32 to the 1995 Form 10-K and
                  incorporated herein by reference).



EXHIBIT
NUMBER                                           DESCRIPTION OF EXHIBITS                                                  PAGE
------                                           -----------------------                                                  ----



 4.33   -         Registration Agreement, dated as of August 23, 1996, by and among Nextel,                        Not applicable
                  Grupo Comunicaciones, San Luis, S.A. de C.V. and each of the persons listed on Schedule 1 thereto (filed on September 11, 1996 as Exhibit 4.33 to Nextel's
                  Registration Statement No. 333-11733 on Form S-4 and incorporated herein by reference).

 4.34   -         Amendment to Registration Agreement dated as of November 22, 1996 by                             Not applicable
                  and among Nextel, Grupo Comunicaciones, San Luis S.A. de C.V. and each of the persons listed in Schedule 1 thereto (filed on November
                  26, 1996 as Exhibit 99.1 to the Form 8-K dated November 22,
                  1996 and incorporated by reference).

 4.35   -         Further Amendment to Registration Agreement dated December 20, 1996 by                           Not applicable
                  and among Nextel, Grupo Comunicaciones, San Luis S.A. de C.V. and each of the persons listed in Schedule 1 thereto (filed on January 7, 1997 as Exhibit
                  4.35 to the Registration Statement on Form S-3 of Nextel, No. 333-19333 and
                  incorporated herein by reference).

 4.36   -         Agreement and Plan of Merger among Nextel, Dial Call Indimich, Inc. and                          Not applicable
                  Wireless Ventures of Brazil, Inc., dated as of October 28, 1996, as amended
                  (filed on December 23, 1996 as Exhibits 2.1 and 2.2 to the Registration
                  Statement on Form S-4 of Nextel, No. 333-17173 and incorporated herein by reference).

  *5    -         Opinion of Jones, Day, Reavis & Pogue re validity.

  23.1  -         Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5).                                   Not applicable

 *23.2  -         Consents of Deloitte & Touche LLP.

 *23.3  -         Consent of KPMG Peat Marwick LLP.

**24    -         Powers of Attorney.



-------------------------

*  Filed herewith.


** Previously filed.







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